01

Bway Corporation

Annual Report

Corporate Profile: BWAY Corporation is a leading manufacturer of containers for the general line category of the North American metal container industry and a leading supplier of material center services. The Company's principal products include a wide variety of steel cans and pails used for packaging aerosol products, paint, coatings, and related products, lubricants, cleaners, roof and driveway sealants, food and consumer products.

Financial Highlights

(In millions, except per share data and statistical data)

	1997	1998	1999	2000	2001
Net Sales	$419.8	$419.5	$487.5	$479.8	$475.0
Income (Loss) Before Income Taxes, *extraordinary items, non-recurring charges, and cumulative effect of change in accounting*	22.3	17.0*	10.9	5.1*	(.7)*
Net Income *(Loss)*	13.1	1.5	5.6	(2.9)	(16.5)
Per Common Share: *Income before extraordinary items, non-recurring charges and cumulative effect of change in accounting*	1.31	.97	.60	.28	(.06)
Net Income *(Loss)*	1.31	.15	.60	(.31)	(1.84)
Weighted Average Diluted Common Shares Outstanding	10.0	10.0	9.5	9.3	9.0
EBITDA *Earnings before interest,taxes, depreciation and amortization*	45.9	43.5*	42.9	41.7*	35.3*
Total Assets	316.4	313.7	362.0	332.7	300.9
Capital Expenditures	23.0	33.8	33.2	10.9	9.4
Cash Used for Acquisitions	41.6	(.5)	27.9	–	–
Total Debt	115.5	122.3	146.5	126.2	112.8

**Fiscal 1998, 2000, and 2001 exclude provision for restructuring and impairment changes of $11.5 million, $5.9 million, and $21.5 million respectively. Fiscal 2000 excludes $2.5 million of accelerated depreciation.*

Chairman's Letter

Dear Fellow Shareholders,

Fiscal 2001 was a year of contrast with a difficult first half, and with much improved sales and financial results during the second half of the year.

BWAY also made good progress for the second year in a row on reducing its debt. At the end of fiscal 2001 our total debt had been reduced to $112.8 million, down by $13.4 million or 10.6% from the end of fiscal 2000. Our debt and capitalization measures are now among the best in our industry.

Lower debt levels throughout the year, and overall reduced interest rates combined to decrease our interest expense by 8.0% for fiscal 2001.

In addition to debt reduction, we used a portion of our positive cash flow to repurchase approximately 6% of the Company's outstanding stock during periods of low market valuation.


BWAY Manufacturing Facilities
Corporate Headquarters

In May of 2001 the Company entered into a new four year, $90.0 million credit agreement with Bankers Trust Company, an affiliate of Deutsche Bank. This new facility provides the Company with ample liquidity at competitive interest rates.

During the fiscal 2001 we further strengthened our management team by filling several key positions with proven industry professionals.

The initiatives our new management team have undertaken and completed during the past year have not only improved our balance sheet, but are beginning to show an emerging positive momentum on our bottom line. BWAY's strengthened penetration in its markets (including a 20% volume growth in aerosol cans during 2001), much lowered manufacturing costs following the closure of smaller plants, and solid working capital management should allow the Company to improve its return on investments, and noticeably grow shareholder value in fiscal 2002.

Jean-Pierre M. Ergas,
Chairman and Chief
Executive Officer

Corporate Data

Corporate Headquarters
BWAY Corporation
8607 Roberts Drive, Suite 250
Atlanta, Georgia 30350
Phone: 770-645-4800

Common Stock Transfer Agent and Registrar
First Union National Bank
Charlotte, NC 28288-1153

Legal Counsel
Kirkland & Ellis
Chicago, Illinois 60601

Independent Auditors
Deloitte & Touche LLP
Atlanta, Georgia 30303

Form 10-K
The Company's Annual Report on Form 10-K and Quarterly Reports on Form 10-Q are available free of charge upon request to Jeffery M. O'Connell, Vice President, Treasurer, and Secretary at the address of the Corporate Headquarters.

Annual Meeting
The Annual Shareholders' Meeting will be held at 11:00 a.m. local time on February 20, 2002 at Crowne Plaza Ravinia, 4355 Ashford-Dunwoody, Atlanta, Georgia.

Number of Shareholders
As of December 12, 2001, there were 75 holders of record of the Company's Common Stock.

Common Stock
The Common Stock is quoted on the New York Stock Exchange under the Symbol "BY".

Bway Corporation
Annual Report

Directors and Officers

Directors

Thomas A. Donahoe
Retired Vice Chairman of
Price Waterhouse LLP

Alexander P. Dyer
Deputy Chairman Bunzl plc,
Retired CEO and Deputy
Chairman of BOC Group

Jean-Pierre M. Ergas
Chairman and CEO
of the Company

Warren J. Hayford
Vice Chairman of the Company
and Retired Chairman and CEO
of the Company

John E. Jones
Retired Chairman and CEO
of CBI Industries, Inc.

James W. Milton
Retired Executive Vice President
of the Company

John W. Puth
President of J.W. Puth Associates

John T. Stirrup
Retired President and COO
of the Company

BWAY Corporate Officers

Jean-Pierre M. Ergas
Chairman and CEO
of the Company

Robert C. Coleman
Vice President of Marketing
and National Accounts

Thomas N. Eagleson
Executive Vice President
of Manufacturing and Engineering

Patrick F. Hodges
Vice President
of Information Technology Services

Kevin C. Kern
Vice President of Administration and
Chief Financial Officer

Jeffrey M. O'Connell
Vice President, Treasurer and Secretary

Kenneth M. Roessler
Executive Vice President
of Sales and Marketing

Barry L. Treadwell
Vice President of Sales-
Aerosol and Material Centers

Clarence W. Wellman
Vice President
of Distributor Sales

United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

[X] Annual Report Pursuant to Section 13 or 15(d) of
The Securities Exchange Act of 1934
For the Fiscal Year Ended September 30, 2001
or
[ ] Transition Report pursuant to section 13 or 15 (d) of
The Securities Exchange Act of 1934
for the transition period from __________ to __________.

Commission File Number 0-26178

BWAY Corporation

(Exact name of registrant as specified in its charter)

DELAWARE
(State or other jurisdiction of incorporation or organization)

36-3624491
(I.R.S. Employer Identification No.)

8607 Roberts Drive, Suite 250
Atlanta, Georgia 30350
(Address of principal executive offices, including zip code)

770-645-4800
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act: Common Stock, par value $0.01 per share, registered on the New York Stock Exchange.

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ___x___ No________

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ( )

As of December 12, 2001, the aggregate market value of the voting stock held by non-affiliates of BWAY Corporation was approximately $97,460,227.

As of December 12, 2001, there were 8,701,806 shares of BWAY Corporation's Common Stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Certain portions of BWAY Corporation's Proxy Statement to be mailed to stockholders on or about January 18, 2002 for the Annual Meeting of Stockholders to be held on February 20, 2002 are incorporated in Part III hereof by reference.

BWAY CORPORATION

TABLE OF CONTENTS

BWAY CORPORATION AND SUBSIDIARIES

FORM 10-K ANNUAL REPORT

FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 2001

PART I

Item 1. Business

General

BWAY Corporation and its significant subsidiaries are leading developers, manufacturers, and marketers of steel containers for the general line category of the North American container industry. The Company also provides to external customers related material center services (coating, lithography, and metal shearing) which exceed internal needs. The references in this report to market positions or market share are based on information derived from annual reports, trade publications and management estimates, which the Company believes to be reliable.

BWAY Corporation ("BWAY") is a holding company whose significant subsidiary is BWAY Manufacturing, Inc. ("BWAY Manufacturing") (collectively the "Company"). In the fourth quarter of fiscal 2001, the Company simplified its legal organizational structure and merged its Milton Can Company, Inc. ("MCC") subsidiary into BWAY Manufacturing. The Company reports its operations in one segment in accordance with Statement of Financial Accounting Standards ("SFAS") 131, "Disclosures about Segments of and Enterprise and Related Information."

In January 1989, the Company was formed to purchase the metal container business of Owens-Illinois Corporation ("Owens-Illinois"). In June 1995, the Company completed an initial public offering ("Initial Public Offering") of its common stock, par value $.01 per share (the "Common Stock"). The Company operates on a 52/53-week fiscal year ending on the Sunday closest to September 30 of the applicable year.

The metal container industry is currently divided into three product categories: beverage, food and general line. General line includes containers used for packaging paint and related products, lubricants, cleaners, roof and driveway sealants, and household and personal care aerosol products. Management estimates, based on calendar 2000 industry data published by the Can Manufacturers Institute, that 2000 industry shipments totaled approximately 136 billion units in the following categories: beverage (100 billion units), food (32 billion units) and general line (4 billion units). Of the 136 billion units, 31 billion units were made of steel and 105 billion units were made of aluminum. The beverage category, in which the Company does not compete, is the primary category using aluminum. Most of the companies that produce beverage and food cans do not compete in the general line product categories and few companies compete in all three product categories

The Company's principal products include a wide variety of steel cans and pails used for packaging paint and related products, lubricants, cleaners, roof and driveway sealants, food (principally coffee and nuts) and household and personal care aerosol products. The Company also manufactures steel ammunition boxes and provides material center services. The Company's products are typically coated on the inside to customer specifications based on intended use and are either decorated on the outside to customer specifications or sold undecorated. The Company markets its products primarily in North America. The Company's sales to foreign customers were less than 5 percent for both fiscal 2000 and fiscal 2001. Sales are made by the Company's direct sales force, third party distributors and sales agents. Sales growth has been accomplished primarily through acquisitions and, to a lesser extent, internally generated growth.

Acquisitions and Dispositions

In November 1998, the Company acquired substantially all of the assets and assumed certain of the liabilities of the United States Can Company's metal services operations (the "U.S. Can Acquisition"). The purchase price was approximately $27.7 million in cash after adjustments for working capital. The acquisition included three operating plants and one non-operating plant. The acquired facilities operated two different businesses, material center services, which are part of the Company's core business, and tinplate metal services, which are not a business of the Company. The purchase method of accounting was used to establish and record a new cost basis for the assets acquired and liabilities assumed, and operating results for this acquisition have been included in the Company's consolidated financial statements since the date of acquisition.

In November 1998, management committed to a plan to exit certain activities of the acquired facilities and integrate acquired assets and businesses with other Company facilities. In connection with the recording of the purchase, the Company established a reorganization liability of approximately $11 million. For further information, see the "Acquisitions" note in the Notes to the Consolidated Financial Statements at Item 8.

In November 1998, the Company signed a binding letter of intent to sell the acquired tinplate metal services business. The tinplate metal services business primarily purchases, processes, and sells nonprime steel to third party customers. Anticipating the sale of the tinplate metal services business, the Company closed the Brookfield, Ohio location in March 1999 and closed the Chicago Metal operations in September 1999. The Company finalized the sale of the tinplate services business to Arbon Steel and Service Company in the fourth quarter of fiscal 1999. The Company excluded from results of operations tinplate metal services business losses of $4.4 million, including interest expense of $0.7 million, for fiscal 1999.

In the fourth quarter of fiscal 2000, the Company also closed the Chicago, Illinois material center services operation and transferred the work to other Company material center services facilities.

In June 2001, the Company implemented a restructuring plan. As part of that plan, redundant equipment at the Company's manufacturing facilities in Elizabeth, New Jersey and Garland, Texas was taken out of service and the facilities were closed in September 2001. The existing business serviced by those facilities was primarily transferred to the Company's Dallas, Texas and York, Pennsylvania facilities.

Products and Markets

The Company participates in the general line container market and related material center services business and currently holds leading positions in the sale of most of its general line products, other than aerosol cans, and holds a strong position in the sale of coffee and vegetable oil cans. The Company does not sell beverage containers. The Company also manufactures steel ammunition boxes. In November 1998, the Company acquired substantially all of the assets of U.S. Can's metal services operations, making the Company a leading provider of material center services.

The following table sets forth the Company's percentage of net sales by product lines for fiscal 2001, 2000 and 1999.

Percentage of the Company's Net Sales

Product	Year Ended September 30, 2001	2000	1999
General Line Containers	84%	82%	81%
Material Center Services	13%	15%	16%
Ammunition Boxes	3%	3%	3%
Total	100%	100%	100%

General Line Products

The primary uses for the Company's containers are for paint and related products, lubricants, cleaners, roof and driveway sealants, charcoal lighter fluid, household and personal care products. Specific products include round cans with rings and plugs (typical paint cans), oblong or "F" style cans (typical paint thinner cans), specialty cans (typical PVC or rubber cement cans, brake fluid and other automotive after-market products cans and an assortment of other specialty containers), aerosol cans, pails and food products/coffee cans. The Company produces a full line of these products to serve the specific requirements of a wide range of customers. Most of the Company's products are manufactured in facilities that are strategically located to allow the Company to deliver product to customer filling locations for such products within a one day transit time.

Paint Cans. The Company produces round paint cans in sizes ranging from one-quarter pint to one gallon, with one-gallon paint cans representing the majority of all paint can sales.

Oblong or "F" Style Cans. Oblong or "F" style cans are typically used for packaging paint thinners, lacquer thinners, turpentine, deglossers and similar paint related products, charcoal lighter fluid and waterproofing products. The Company produces oblong cans in sizes ranging from three ounces to one gallon.

Specialty Cans. Utility cans include small screw top cans, which typically have an applicator or brush attached to a screw cap, and are typically used for PVC pipe cleaner, PVC cement and rubber cement. Cone top cans are typically used for packaging specialty oils and automotive after-market products, including brake fluid, gasoline additives and radiator flushes. The Company also produces various specialty containers.

Aerosol Cans. Aerosol cans are typically used for packaging various household and industrial products, including paint and related products, personal care products, lubricants and insecticides. The Company produces a variety of sizes, which may be decorated to customer specifications.

Pails. Pails are typically used for packaging paint and related products, roof and driveway sealants, marine coatings, vegetable oil, and water repellent. Pails may be either "closed head" for easy pouring products, or "open head" for more viscous products, with a lid which is crimped on after filling. The Company manufactures steel pails in sizes ranging from 2.5 to 7 gallons.

Food Products/Coffee Cans. The Company produces cans for peanuts, vegetable oil and coffee. The Company produces coffee cans in sizes commonly referred to as 1 pound, 2 pound and 3 pound, and various smaller specialty coffee can sizes and shapes. Coffee cans are generally sold to nationally known coffee processing and marketing companies. The Company does not sell sanitary food cans in which soups, stews, vegetables, pie fillings and other foods are actually cooked in the can.

Material Center Services

The Company provides material center services (coating, lithography, and metal shearing) for its can assembly facilities and for third party customers.

Ammunition Boxes

The Company manufactures a variety of ammunition boxes. These containers provide a hermetic seal, are coated with a corrosion-resistant finish and are used to package small arms ammunitions and other ordnance products. The Company sells ammunition boxes to the U.S. Department of Defense as well as to major domestic and foreign producers of ordnance.

Customers

The Company sells its products to a large number of customers in numerous industry sectors. Sales to the Company's ten largest customers accounted for approximately 43% of sales in fiscal 2001. During fiscal 2001, sales to any specific customer did not equal or exceed 10% of sales during the period.

Raw Materials

The Company's principal raw materials consist of tinplate, blackplate and cold rolled steel, various coatings, inks and compounds. Steel products represent the largest component of raw material costs. Essentially all of the Company's products are manufactured from tinplate steel, except for pails and ammunition boxes, which are manufactured from blackplate and cold rolled steel.

Various domestic and foreign steel producers supply the Company with tinplate steel. Procurement from suppliers depends on the suppliers' product offering, product quality, service and price. Because a significant number of reliable suppliers produce the steel used in the Company's process, management believes that it would be able to obtain adequate replacement supplies in the market should one of the current suppliers discontinue supplying the Company. The Company increased its purchases of tinplate and cold rolled products from foreign sources from fiscal 1999 through fiscal 2001. The Company believes that since a significant number of domestic suppliers have excess capacity, the Company would be able to obtain adequate replacement supplies if steel imports became limited in the future.

Steel prices have historically been adjusted annually on January 1. Most tinplate, blackplate and cold rolled steel producers have announced price increases effective January 1, 2002. Tinplate consumers, such as the Company, typically negotiate late in the calendar year for the next calendar year on terms of volume and price. Terms agreed to have historically held through the following year, but there is no assurance that this practice will remain unchanged in the future. Historically, the Company has generally been able to recover increased costs of raw materials through price increases for the Company's products, although there can be no assurances that this practice will continue.

In addition to steel products, the Company purchases various coatings, inks, and compounds used in the manufacturing process. Management does not anticipate any future shortages or supply problems based on historical availability and the current number of suppliers.

Seasonality

Sales of certain of the Company's products are to some extent seasonal, with sales levels generally higher in the second half of the Company's fiscal year.

Environmental, Health and Safety Matters

The Company continues to monitor and evaluate on an ongoing and regular basis its compliance with applicable environmental laws and regulations. Liabilities for non-capital expenditures are recorded when environmental remediation is probable and the costs can be reasonably estimated. The Company believes that it is in substantial compliance with all material federal, state and local environmental requirements.

The Company (and, in some cases, predecessors to the Company) has from time to time received requests for information or notices of potential responsibility pursuant to the Comprehensive Environmental Response, Compensation, and Liability Act ("CERCLA") with respect to off-site waste disposal sites utilized by former or current facilities of the Company or its various predecessors. Management believes that none of these matters will have a material adverse effect on the operating results or financial condition of the Company in light of both the Company's understanding of the potential liability and the availability, in certain cases, of contractual indemnification from sellers of businesses to the Company. Because liability under CERCLA is retroactive, it is possible that in the future the Company may incur liabilities with respect to other sites.

Competition

The markets for the Company's products are competitive and the Company faces competition from a number of sources in most of its product lines. Competition is based primarily on price, quality, service, and, to a lesser extent, product innovation. The Company believes that its high quality products, the geographic location of its facilities, which provide national coverage for most products to most customers, and its commitment to strong customer relationships enable it to compete effectively.

Manufacturers of steel containers have historically faced competition from other materials, primarily plastic, glass, aluminum and composite materials. Steel containers offer a number of significant advantages over alternative materials, including fire safety (critical in many products packaged in paint, oblong and specialty cans), the capacity for vacuum packaging (important to coffee producers) and ability to contain aggressive products (primarily certain solvent-based products).

Employees

As of September 30, 2001, the Company employed approximately 1,404 hourly employees and 322 salaried employees. Of the 1,404 hourly employees, 928 are non-union and the remaining 476 are covered by six separate collective bargaining agreements. During fiscal 2001, total Company headcount decreased by 161 hourly and 67 salaried employees. During the fourth quarter of fiscal 2001, the Company closed its Elizabeth, New Jersey and Garland, Texas manufacturing facilities and terminated 208 employees. The terminated employees primarily consisted of hourly employees and terminations were completed by September 30, 2001.

During fiscal 2001, the Company reached new collective bargaining agreements with three of the six collective bargaining units covering its employees. The Company reached an agreement with Local 14-M of the Graphic Communication Workers International Union at its Trenton, New Jersey facility affecting approximately 76 employees for the period April 1, 2001 through March 31, 2004. The Company reached an agreement with Chicago Local 458-3M Graphic Communications Workers International Union at its Franklin Park, Illinois facility affecting approximately 15 employees for the period October 1, 2000 through October 15, 2003. The Company reached an agreement with Local 162 International Association of Machinists and Aerospace Workers Union District 34 at its Cincinnati, Ohio facility affecting approximately 15 employees for the period September 11, 2001 through September 10, 2004. None of the collective bargaining agreements affecting the Company's employees have expiration dates in fiscal 2002.

Item 2. Properties

The following table sets forth certain information with respect to the Company's headquarters and significant manufacturing facilities as of December 12, 2001.

Location	General Character	Approximate Square Footage	Type of Interest
Atlanta, Georgia (Headquarters)	Office	24,000	Leased
Chicago, Illinois (Kilbourn)	Manufacturing	141,000	Owned
Cincinnati, Ohio	Manufacturing	467,000	Leased
Dallas, Texas (Thompson)	Held For Sale	110,000	Owned
Dallas, Texas (Southwestern)	Manufacturing	88,000	Owned
Elizabeth, New Jersey	Warehouse / Vacant	211,000	Leased
Fontana, California	Manufacturing	72,000	Leased
Franklin Park, Illinois	Manufacturing	115,000	Leased
Garland, Texas	Warehouse / Vacant	108,000	Leased
Homerville, Georgia	Manufacturing	395,000	Owned
Memphis, Tennessee	Manufacturing	75,000	Leased
Picayune, Mississippi	Manufacturing	60,000	Leased
Trenton, New Jersey	Manufacturing	105,000	Leased
York, Pennsylvania	Manufacturing	97,000	Owned

A non-operating material center services facility located in Chicago, Illinois was sold during the third quarter of fiscal 2001.

The Elizabeth, New Jersey and Garland, Texas manufacturing facilities were closed in the fourth quarter of fiscal 2001. The Company is using approximately 50,000 square feet of the Elizabeth facility and approximately 40,000 square feet of the Garland facility for warehousing finished goods inventory. The Company is actively marketing the remaining vacant space for sublease.

The Company believes its properties are generally in good condition, well maintained and suitable for their intended use.

Item 3. Legal Proceedings

The Company is involved in certain proceedings relating to environmental matters as described under Item 1. "Business - Environmental, Health and Safety Matters."

The Company is involved in legal proceedings from time to time in the ordinary course of its business. No such currently pending proceedings are expected to have a material adverse effect on the Company.

Item 4. Submission of Matters to a Vote of Security Holders

No matters were submitted during the fourth quarter of fiscal 2001 to a vote of security holders of the Company through the solicitation of proxies or otherwise.

PART II

Item 5. Market for the Company's Common Equity and Related Stockholder Matters

BWAY Corporation common stock is traded on the New York Stock Exchange under the ticker symbol "BY". There were 75 holders of record of the Common Stock on December 12, 2001.

Because BWAY is a holding company, its ability to pay dividends is substantially dependent upon the receipt of dividends or other payments from its significant operating subsidiary. The Company's Credit Facility dated May 22, 2001, as amended (the "Credit Facility"), among BWAY and certain of its subsidiaries, Bankers Trust Company (an affiliate of Deutsche Bank) and various other lenders, restricts the ability of BWAY and its subsidiaries to pay dividends or make other restricted payments and places certain restrictions on the Company with regard to incurring additional indebtedness, other than as specified in the credit agreement. Additionally, the Company's Indenture dated April 11, 1997 (the "Indenture") relating to its $100 million, 10 ¼% Senior Subordinated Notes due 2007 (the "Senior Subordinated Notes") also restricts the ability of BWAY and its subsidiaries to pay dividends or make other payments, and places certain restrictions on the Company with regard to incurring additional indebtedness, other than as specified in the Indenture.

Any future determination to pay dividends will be made by the Company's Board of Directors in light of the Company's earnings, financial position, capital requirements, credit agreement, indenture, business strategies and such other factors as the Board of Directors may deem relevant at such time. Historically, the Company has not paid any cash distributions or other dividends on the Common Stock and presently intends to retain its earnings to finance the development of its business for the foreseeable future.

The Company repurchased 0.6 million shares of its common stock for approximately $2.0 million during fiscal 2001 under the Company's common stock repurchase program.

The table below sets forth the high and low sales price information for the Common Stock for each quarter of fiscal 2000 and fiscal 2001.

Fiscal Quarter	High	Low
First quarter, 2000	$ 9.69	$ 5.50
Second quarter, 2000	$ 8.50	$ 3.81
Third quarter, 2000	$ 8.44	$ 5.94
Fourth quarter, 2000	$ 7.44	$ 4.38
First quarter, 2001	$ 5.31	$ 2.75
Second quarter, 2001	$ 4.13	$ 3.35
Third quarter, 2001	$ 7.00	$ 2.60
Fourth quarter, 2001	$ 7.00	$ 5.20

Item 6. Selected Financial Data

The selected historical consolidated financial data as of and for each of the years in the five years ended September 30, 2001 have been derived from the audited consolidated financial statements of the Company. The results of operations include the results of the U.S. Can Acquisition described under "Business— Acquisitions and Dispositions" contained in Item 1 of this report and have been included in the Company's consolidated financial statements from the date of the acquisition. The selected consolidated financial data is qualified by, and should be read in conjunction with, "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained in Item 7 of this report and with the Company's consolidated financial statements and the related notes thereto included in Item 8 of this report.

Income Statement Data:	2001	2000	1999 (2)	1998	1997 (3)
	Fiscal Year Ended September 30, (1)				
Net sales (4)	$ 475,039	$ 479,775	$ 487,549	$ 419,474	$ 419,796
Costs, expenses and other					
Cost of products sold (excluding depreciation and amortization) (4)	425,084	422,834	424,942	354,973	359,052
Depreciation and amortization (5)	20,713	22,411	17,246	13,465	13,024
Selling and administrative expense	15,610	17,058	19,678	22,748	19,651
Restructuring and impairment charge (6) (7) (8)	21,500	5,900	-	11,532	-
Interest expense, net	15,325	16,657	14,733	13,021	10,649
Gain on curtailment of postretirement benefits (9)	-	(1,171)	-	(1,861)	(5,828)
Other, net	(970)	(662)	33	127	998
Total costs, expenses, and other	497,262	483,027	476,632	414,005	397,546
Income (loss) before income taxes, extraordinary item and cumulative effect of change in accounting	(22,223)	(3,252)	10,917	5,469	22,250
Provision (benefit) for income taxes	(6,042)	(334)	5,290	2,789	9,146
Income (loss) before extraordinary item and cumulative effect of change in accounting	(16,181)	(2,918)	5,627	2,680	13,104
Extraordinary loss resulting from the extinguishment of debt, net of tax benefit of $115 (10)	(307)	-	-	-	-
Income (loss) before cumulative effect of change in accounting	(16,488)	(2,918)	5,627	2,680	13,104
Cumulative effect of change in accounting for systems development cost, net of related tax benefit of $823 (11)	-	-	-	(1,161)	-
Net income (loss)	$ (16,488)	$ (2,918)	$ 5,627	$ 1,519	$ 13,104
Basic earnings (loss) per common share data:					
Income (loss) before extraordinary item and accounting change	$ (1.80)	$ (0.31)	$ 0.60	$ 0.28	$ 1.33
Extraordinary item (10)	(0.04)	-	-	-	-
Cumulative effect of change in accounting (11)	-	-	-	(0.12)	-
Net income (loss)	$ (1.84)	$ (0.31)	$ 0.60	$ 0.16	$ 1.33
Diluted earnings (loss) per common share data:					
Income (loss) before extraordinary item and accounting change	$ (1.80)	$ (0.31)	$ 0.60	$ 0.27	$ 1.31
Extraordinary item (10)	(0.04)	-	-	-	-
Cumulative effect of change in accounting (11)	-	-	-	(0.12)	-
Net Income (loss)	$ (1.84)	$ (0.31)	$ 0.60	$ 0.15	$ 1.31
Weighted average basic common shares outstanding	8,979	9,278	9,323	9,527	9,817
Weighted average diluted common shares outstanding	8,979	9,278	9,453	9,959	9,983

	Fiscal Year Ended September 30, (1)				
	2001	2000	1999	1998	1997
Balance Sheet Data:					
Working capital	$ 8,369	$ 14,583	$ 14,146	$ 737	$ 6,890
Property, plant and equipment, net	113,365	133,870	144,716	133,960	123,617
Total assets	300,895	332,723	362,023	313,711	316,377
Long-term debt (including current maturities)	112,808	126,200	146,500	122,272	115,532
Stockholders' equity	60,435	78,961	82,053	77,188	85,466
Cash dividends (12)	-	-	-	-	-

(1) The Company operates on a 52/53-week fiscal year ending on the Sunday closest to September 30 of the applicable year. For simplicity of presentation, the Company has presented year-ends as September 30.

(2) The results of operations for the year ending September 30, 1999 include the results from the November 9, 1998 U. S. Can Acquisition.

(3) The results of operations for the year ending September 30, 1997 include the results from the October 28, 1996 acquisition of substantially all of the assets of the aerosol can business of Ball Metal Food Container Corporation.

(4) The Emerging Issues Task Force reached a consensus in September 2000 regarding Issue No. 00-10, Accounting for Shipping and Handling Fees and Costs, which requires companies to report shipping and handling fees and costs as a component of cost of sales. The Company adopted this consensus in the fourth fiscal quarter of 2001, the effect of which was offsetting increases in net sales and cost of sales in the consolidated statements of operations for all reported periods. Reclassifications of $19.1 million, $19.2 million, $20.5 million, $18.4 million and $17.6 million for fiscal years 2001, 2000, 1999, 1998 and 1997, respectively, are reflected in all periods shown for comparative purposes.

(5) Depreciation for fiscal 2000 includes an additional $2.5 million of depreciation related to shortened useful lives of certain computer systems.

(6) In the third quarter of fiscal 2001, the Company recorded a $21.5 million restructuring and impairment charge related to the closing of two manufacturing facilities and the write-down of intangible assets and equipment held for disposal as a result of the closings. See the "Restructuring and Impairment Charge" note in the Notes to the Consolidated Financial Statements on page 33 as set forth in Item 8.

(7) In the second quarter of fiscal 2000, the Company recorded a restructuring and impairment charge related to the closing of two administrative offices, the termination of 89 employees, and the write-down of equipment held for disposal. See the "Restructuring and Impairment Charge" note in the Notes to the Consolidated Financial Statements on page 33 as set forth in Item 8.

(8) During the third quarter of fiscal 1998, the Company recorded a restructuring and impairment charge related to the closure of three plants, the elimination of an internal transportation department and the write-off of equipment at several operating locations which were impaired due primarily to changes in manufacturing processes. See the "Restructuring and Impairment Charge" note in the Notes to the Consolidated Financial Statements on page 33 as set forth in Item 8.

(9) The gains on curtailment of postretirement benefits resulted from a reduction in liability for future medical benefits of certain employees of the Cincinnati, Ohio facility.

(10) The Company recorded an extraordinary loss, net of the related tax benefit, to write-off the unamortized deferred financing fees associated with the Company's previous credit agreement, which was terminated upon the execution of the Company's new credit agreement in May 2001. The extraordinary item, net of the related tax benefit, had a $(0.04) impact on earnings per share for fiscal 2001.

(11) On November 20, 1997 the EITF issued a consensus on the accounting treatment of certain information systems and process reengineering costs. The Company was involved in a business information systems and

process reengineering project that was subject to this pronouncement. Based on the EITF consensus, $2.0 million of the previously capitalized costs associated with this project were expensed in the first fiscal quarter of 1998, as a change in accounting. A one-time charge of $1.2 million after tax or $0.12 per diluted share for the cumulative effect of this new accounting interpretation for business information systems and process reengineering activities reduced 1998 net earnings.

(12) Historically, the Company has not declared or paid any cash dividends on the Common Stock and does not foresee any such declarations or payments for the foreseeable future.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion should be read in conjunction with the Company's consolidated financial statements and related notes thereto included in Item 8 of this report.

General

Industry

The Company currently derives substantially all of its revenues from the sale of steel containers manufactured at the Company's plants and from material center services. The packaging market in which the Company competes is generally mature. During recent years, the industry has experienced slight volume declines in certain product categories due to substitutions of alternative packaging such as plastic.

Sales

The Company's net sales have declined from $487.5 million in fiscal 1999 to $475.0 million in fiscal 2001. The decline in sales is consistent with the industry. Management believes that the decline, which occurred primarily during the first half of fiscal 2001, was primarily attributable to customer inventory corrections in light of general economic uncertainty. The Company has experienced increased sales in certain of its product categories in the second half of fiscal 2001.

Raw Materials

Steel is the largest component of the Company's cost of products sold and is currently supplied by large domestic and foreign manufacturers. Steel prices have historically been negotiated annually with changes effective on or about January 1 and have historically remained stable throughout the year. During fiscal 2000 and fiscal 2001, the Company increased its purchases of tinplate and cold rolled products from foreign sources.

Gross Profit Margins

Continuous advances in manufacturing productivity and cost reduction are critical to the industry and the Company's ability to improve gross profit margins. The Company's objectives are to improve margins through the addition of new business in the aerosol and general line categories, while improving operating efficiencies and reducing manufacturing costs. The Company has historically closed inefficient and redundant facilities and consolidated business within remaining plants.

Results of Operations

Year ended September 30, 2001 (fiscal 2001) compared to year ended October 1, 2000 (fiscal 2000).

Net Sales. Net sales for fiscal 2001 were $475.0 million, a decrease of $4.7 million or 1.0% from $479.8 million in fiscal 2000. The net sales decrease is primarily due to volume declines in certain product categories resulting from a general business slowdown and customer inventory reductions during the first half of fiscal 2001. Net sales strengthened in the second half of fiscal 2001 and exceeded net sales in the second half of fiscal 2000 by $8.6 million or 3.5%.

Cost of Products Sold. Cost of products sold (excluding depreciation and amortization) in fiscal 2001 was $425.1 million, an increase of $2.3 million or 0.5% from $422.8 million in fiscal 2000. Cost of products sold as a percent of net sales increased to 89.5% in fiscal 2001 from 88.1% in fiscal 2000. The increase in cost of products sold (excluding depreciation and amortization) as percentage of net sales was primarily attributable to lower sales volumes and resulting weaker operating performance at certain of the Company's manufacturing facilities during the first half of fiscal 2001.

Depreciation and Amortization. Depreciation and amortization decreased to $20.7 million in fiscal 2001 from $22.4 million in fiscal 2000. The decrease is partially attributable to the Company's decision to decrease the useful lives and fully depreciate certain computer equipment in fiscal 2000, which resulted in additional depreciation expense in fiscal 2000 of $2.5 million, and to reductions in depreciation in fiscal 2001 resulting from equipment write-offs associated with the Company's fiscal 2001 plant rightsizing initiatives. The decrease in fiscal 2001 was partially offset by increased depreciation associated with capital expenditures in fiscal 2001.

Selling and Administrative Expense. Selling and administrative expense decreased to $15.6 million in fiscal 2001 from $17.1 million in fiscal 2000, primarily due to the elimination of costs resulting from a full year realization of the benefit of the the Company's fiscal 2000 restructuring.

Restructuring and Impairment Charge. During the third quarter of fiscal 2001, the Company recorded a $21.5 million restructuring and impairment charge related primarily to the closing of two manufacturing facilities and the write down of intangible assets and equipment held for disposal as a result of the closing. The $21.5 million charge included $16.2 million for asset impairments and $5.3 million for restructuring charges. The asset impairments related to the write-off of $0.5 million in goodwill, $3.7 million in other intangibles and $12.0 million in redundant equipment at manufacturing facilities that were closed. The redundant equipment was taken out of service in the third quarter. Facility closure costs consisting primarily of future lease obligations, related to the closing of the Company's manufacturing facilities in Elizabeth, New Jersey and Garland, Texas. All 208 of the planned employee terminations were completed and the manufacturing facilities closed by September 30, 2001.

Interest Expense, Net. Interest expense, net, decreased to $15.3 million in fiscal 2001 from $16.7 million in fiscal 2000, primarily due to lower average debt levels and lower LIBOR based interest rates. The LIBOR interest rate margin under the Company's Credit Facility was 2.75% at September 30, 2001 and will remain at that level through fiscal 2002. Although the LIBOR rate margin is fixed for fiscal 2002, the LIBOR rate itself is subject to market fluctuations. For a discussion of the Company's debt, see the "Long-Term Debt" note in the Notes to the Consolidated Financial Statements as set forth in Item 8.

Income (Loss) Before Income Taxes and Extraordinary Item. Income (loss) before income taxes and extraordinary item for fiscal 2001 was $(22.2) million, a decrease of $18.9 million from $(3.3) million in fiscal 2000. The change resulted from the factors described above.

Provision (Benefit) For Income Taxes. The provision (benefit) for income taxes increased to a benefit of $(6.0) million in fiscal 2001 from a benefit of $(0.3) million in fiscal 2000. The change is due to the decrease in income (loss) before income taxes and extraordinary item, as described above, and an increase in the Company's effective tax rate. For the reconciliation of the income tax rate with the federal statutory rate, see the "Income Taxes" note in the Notes to the Consolidated Financial Statements on page 31 as set forth in Item 8.

Extraordinary Loss resulting from the Extinguishment of Debt, Net. The Company recorded an extraordinary loss of $0.3 million, net of a $0.1 million related tax benefit, in fiscal 2001 related to unamortized deferred financing fees associated with the extinguishment of the Company's former Credit Agreement. The former Credit Agreement was terminated upon the execution of the Company's current Credit Facility in May 2001.

Net Income (Loss). Net income (loss) for fiscal 2001 was $(16.5) million, a decrease of $13.6 million from $(2.9) million in fiscal 2000. The change resulted from the factors described above.

Year ended October 1, 2000 (fiscal 2000) compared to year ended October 3, 1999 (fiscal 1999).

Net Sales. Net sales for fiscal 2000 were $479.8 million, a decrease of $7.7 million or 1.6% from $487.5 million in fiscal 1999. The decrease was primarily due to the conversion of orders by a large customer from lithographic style cans to plain style cans, which resulted in a $5.0 million decrease in sales, and to slight volume declines in certain product categories, primarily in the paint category.

Cost of Products Sold. Cost of products sold (excluding depreciation and amortization) in fiscal 2000 was $422.8 million, a decrease of $2.1 million or 0.5% from $424.9 million in fiscal 1999. Cost of products sold as a percent of sales increased to 88.1% in fiscal 2000 from 87.2% in fiscal 1999. The increase as a percent of sales was primarily attributable to lower sales and weak operating performance at certain of the Company's facilities.

Depreciation and Amortization. Depreciation and amortization increased to $22.4 million in fiscal 2000 from $17.2 million in fiscal 1999. This increase includes $2.5 million of depreciation related to shortened useful lives of certain computer systems. The remaining $2.7 million increase in depreciation was primarily due to capital expenditures.

Selling and Administrative Expense. Selling and administrative expense decreased to $17.1 million in fiscal 2000 from $19.7 million for fiscal 1999, primarily due to the elimination of costs from the Company's restructuring during the second quarter of fiscal 2000, which is described below.

Restructuring and Impairment Charge. During the second quarter of fiscal 2000, the Company recorded a restructuring and impairment charge related to the closing of two administrative offices, the termination of 89 employees, and the write-down of equipment held for disposal. The restructuring and impairment charge totaled $5.9 million and consisted of the following: $1.1 million related to administrative office closings, $1.1 million related to severance, $0.7 million related to contracts and other miscellaneous costs and $3.0 million related to impairments of equipment held for disposal. Both administrative offices were closed and all 89 employees were terminated in the second quarter.

Interest Expense, Net. Interest expense, net, increased to $16.7 million in fiscal 2000 from $14.7 million in fiscal 1999, primarily due to higher LIBOR based interest rates and higher interest rate margins under the Company's Credit Agreement. The interest rate margin was determined on a quarterly basis based on the Company's leverage ratio. The Company paid a higher average margin rate in fiscal 2000 compared to fiscal 1999 because of the Company's financial performance.

Gain on Curtailment of Postretirement Benefits. The Company recognized a $1.2 million gain on curtailment of postretirement benefits in fiscal 2000. The gain resulted from a reduction in liability for future medical benefits of certain employees of the Company's Cincinnati, Ohio facility.

Income (Loss) Before Income Taxes and Cumulative Effect of Change in Accounting. Income (loss) before income taxes and cumulative effect of change in accounting for fiscal 2000 was $(3.3) million, a decrease of $14.2 million from $10.9 million in fiscal 1999. The change results from the factors described above.

Provision (Benefit) For Income Taxes. The provision (benefit) for income taxes decreased to a benefit of $(0.3) million in fiscal 2000 from a provision of $5.3 million in fiscal 1999. The decrease was due to the decrease in income (loss) before income taxes and cumulative effect of change in accounting as described above. For the reconciliation of the income tax rate with the federal statutory rate, see the "Income Taxes" note in the Notes to the Consolidated Financial Statements as set forth in Item 8.

Net Income (Loss). Net income (loss) for fiscal 2000 was $(2.9) million, a decrease of $8.5 million from $5.6 million in fiscal 1999. The change results from the factors described above.

Seasonality

Sales of certain of the Company's products are to some extent seasonal, with sales levels generally higher in the second half of the Company's fiscal year.

Liquidity and Capital Resources

The Company's cash requirements for operations and capital expenditures during fiscal 2001 and fiscal 2000 were primarily financed through internally generated cash flows and borrowings under the Company's credit agreement. During fiscal 2001, cash and cash equivalents decreased $0.7 million and net borrowings under the credit agreement decreased by $13.4 million.

As of September 30, 2001, the Company had borrowed $12.8 million of the $90 million borrowing limit under its Credit Facility. However, the Credit Facility limits borrowings based on a fixed asset sublimit and percentages of eligible accounts receivable and inventories. As of September 30, 2001, the Company's borrowing base under the Credit Facility was $58.4 million. The Company was in compliance with the Credit Facility covenants at fiscal 2001 year-end.

Credit Facility interest rates are based on interest rate margins for either the prime rate (as periodically announced by Bank of America, N.A.) or LIBOR, at the Company's option. The interest rate margin on prime borrowings is fixed at 1.0% and the LIBOR interest rate margin is fixed at 2.75% through fiscal year 2002. Beginning in fiscal 2003, the LIBOR rate margin shall be determined quarterly based on the Company's ratio of total indebtedness to EBITDA. Rate margins can be within the range of 2.0% to 3.0%.

During fiscal 2001, net cash provided by operating activities was $22.1 million, which was comprised primarily of net loss ($16.5 million), depreciation and amortization ($20.7 million), the restructuring and impairment charge ($21.5 million) and changes in other assets, inventories, accounts payable and income taxes receivable ($6.7 million). Net cash was primarily uesd for changes in accounts receivable and accrued liabilities ($5.0) and changes in deferred taxes ($6.5 million).

During fiscal 2000, net cash provided by operating activities was $25.3 million, which was comprised primarily of net loss ($2.9 million), depreciation and amortization ($22.4 million), the restructuring and impairment charge ($5.9 million), and reductions of accounts receivable, inventories and other assets ($15.0 million). Net cash was primarily used to reduce accounts payable and accrued liabilities ($14.9 million).

During fiscal 2001, net cash used in investing activities was $4.0 million. The Company used $9.4 million for capital expenditures in fiscal 2001. The Company received $5.3 million in proceeds from the disposition of property, plant and equipment in fiscal 2001, primarily from the sale of the Chicago, Illinois material center services facility, which was recorded in Assets Held for Sale at October 1, 2000.

During fiscal 2000, net cash used in investing activities was $8.5 million. The Company used $10.9 million for capital expenditures in fiscal 2000. The Company received $2.4 million in proceeds from the disposition of property, plant and equipment in fiscal 2000, primarily from the sale of the Alsip, Illinois facility acquired in the U.S. Can Acquisition.

During fiscal 2001, net cash used by financing activities was $18.8 million. During fiscal 2001, net repayments under the Company's credit agreements were $13.4 million. The Company also used approximately $2.0 million of cash for the repurchase of its common stock in fiscal 2001.

During fiscal 2000, net cash used by financing activities was $16.6 million. During fiscal 2000, net repayments under the Credit Agreement were $20.3 million. Net cash provided by financing activities related primarily to an increase in unpresented bank drafts of $4.5 million. The Company also used cash for the repurchase of its common stock on the open market of approximately $0.5 million in fiscal 2000.

At September 30, 2001, Credit Facility covenants prohibited the Company from paying shareholder dividends, making other restrictive payments or incurring additional indebtedness. The Indenture governing the Company's $100 million Senior Subordinated Notes also contains certain restrictive covenants, including limitations on asset sales, additional indebtedness, and mergers. Covenants in the Indenture restricted the Company's ability to pay shareholder dividends and other restricted payments in an amount greater than $8.7 million at September 30, 2001.

Management believes that cash provided from operations and borrowings available under the Credit Facility will provide it with sufficient liquidity to meet its operating and capital expenditure needs in the next 12 months.

Environmental Matters

For information regarding environmental matters, see Item 1. "Business - Environmental, Health and Safety Matters."

Effect of Inflation

Historically, the Company has generally been able to recover increased costs of raw materials through price increases for the Company's products, although there can be no assurances that this practice will continue. Management currently believes that inflation will not have a material adverse impact on the Company.

Recent Accounting Pronouncements

In June 2001, the FASB issued SFAS 141, "Business Combinations", and SFAS 142, "Goodwill and Other Intangible Assets." SFAS 141 requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method of accounting. SFAS 142 changes the accounting for goodwill and other intangible assets. Upon adoption, goodwill will no longer be subject to amortization over its estimated useful life. Rather, goodwill will be subject to at least annual assessments by reporting units for goodwill impairment based on fair value measurements. All other acquired intangibles will be separately recognized if the benefit of the intangible asset is obtained through contractual or other legal rights, or if the intangible asset can be sold, transferred, licensed or exchanged, regardless of the Company's intent to do so. Other intangibles will be amortized over their useful lives. SFAS 142 becomes effective for the Company at the beginning of fiscal 2003. The Company is assessing the Statement's impact on the Company's financial position and operating results. At September 30, 2001, the balance of goodwill is $70.2 million with annual amortization expense of $2.3 million. See "Recent Accounting Pronouncements" in the Notes to the Consolidated Financial Statements on page 24 as set forth in Item.

In June 2001, the FASB issued SFAS 143, "Accounting for Asset Retirement Obligations" which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This Statement is effective for the Company at the beginning of fiscal 2003. The Company is currently considering the impact, if any, that this Statement will have on its financial position and operating results.

In August 2001, the FASB issued SFAS 144, "Accounting for the Impairment of Disposal of Long-Lived Assets" which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This Statement is effective for the Company at the beginning of fiscal 2003. The Company is currently considering the impact, if any, that this Statement will have on its financial position and operating results.

In September 2000, the Emerging Issues Task Force reached a consensus regarding Issue No. 00-10, Accounting for Shipping and Handling Fees and Costs, which requires companies to report shipping and handling fees and costs as a component of cost of sales. We adopted this consensus in the fourth fiscal quarter of 2001, the effect of which was offsetting increases in net sales and cost of sales in the consolidated statements of operations for all reported periods. Reclassifications of $19.1 million and $19.2 million for fiscal years 2001 and 2000, respectively, were reflected for all periods shown for comparative purposes.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

The fair value of the Company's Senior Subordinated Notes due 2007 is exposed to the market risk of interest rate changes. The Company's cash flows and earnings are also exposed to the market risk of interest rate changes resulting from variable rate borrowings under the Company's Credit Facility.

The Company's Credit Facility permits the Company to borrow up to $90 million provided certain assets are sufficient and certain restrictive covenants are met. Borrowings under the Credit Facility bear interest at either the prime rate or the London InterBank Offered Rate ("LIBOR") plus an applicable spread percentage. The Company determines whether to borrow at prime or LIBOR plus the applicable rate margin based on cash requirements. The interest rate spread on prime borrowings is fixed at 1.0%. The interest rate spread on LIBOR borrowings at September 30, 2001 was 2.75% and the rate spread is fixed through fiscal year 2002. Beginning in fiscal 2003, the LIBOR rate margin shall be determined quarterly based on the Company's ratio of total indebtedness to EBITDA. Rate margins can be within the range of 2.0% to 3.0%. At September 30, 2001, the Company had borrowings under the Credit Facility of $12.8 million that were subject to interest rate risk. Each 100 basis point increase in interest rates would impact annual pretax earnings by $0.1 million at the $12.8 million debt level of September 30, 2001.

The Company does not enter into derivatives or other market risk sensitive instruments to hedge interest rate risk or for trading purposes.

Item 8. Financial Statements and Supplementary Data

See the attached Consolidated Financial Statements on pages 17 through 35.

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

Inapplicable.

PART III

Item 10. Directors and Executive Officers of the Registrant

Incorporated by reference to the Company's Proxy Statement for the 2002 Annual Meeting of Stockholders to be filed with the Commission.

Item 11. Executive Compensation

Incorporated by reference to the Company's Proxy Statement for the 2002 Annual Meeting of Stockholders to be filed with the Commission.

Item 12. Security Ownership of Certain Beneficial Owners and Management

Incorporated by reference to the Company's Proxy Statement for the 2002 Annual Meeting of Stockholders to be filed with the Commission.

Item 13. Certain Relationships and Related Transactions

Incorporated by reference to the Company's Proxy Statement for the 2002 Annual Meeting of Stockholders to be filed with the Commission.

PART IV

Item 14. Exhibits, Financial Statement Schedules, and Reports on Form 8-K

(a) The following documents are filed as a part of this report:

(1) The Consolidated Financial Statements included in Item 8 hereof and set forth on pages 17 through 35.
(2) The Financial Statement Schedules listed in the Index to the Financial Statement Schedules.
(3) The exhibits listed in the Index to Exhibits.

(b) Reports on Form 8 – K.

The Company did not file or amend any Reports on Form 8 - K during the fourth quarter of fiscal 2001.

FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements as encouraged by the Private Securities Litigation Reform Act of 1995. All statements contained in this document, other than historical information, are forward-looking statements. These statements represent management's current judgment on what the future holds. A variety of factors could cause business conditions and the Company's actual results to differ materially from those expected by the Company or expressed in the Company's forward-looking statements. These factors include without limitation, timing and cost of plant start-up and closure; the Company's ability to successfully integrate acquired businesses; labor unrest; changes in market price or market demand; changes in raw material costs or availability; loss of business from customers; unanticipated expenses; changes in financial markets; potential equipment malfunctions; and the other factors discussed in the Company's filings with the Securities and Exchange Commission.

INDEPENDENT AUDITORS' REPORT

Board of Directors of BWAY Corporation:

We have audited the accompanying consolidated balance sheets of BWAY Corporation and subsidiaries (the "Company") as of September 30, 2001 and October 1, 2000 and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years ended September 30, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2001 and October 1, 2000, and the results of its operations and its cash flows for each of the three years ended September 30, 2001, in conformity with accounting principles standards generally accepted in the United States of America.

Deloitte & Touche LLP

Atlanta, Georgia
November 16, 2001

BWAY Corporation and Subsidiaries

Consolidated Balance Sheets
(In thousands, except share data)

September 30 and October 1	2001	2000
Assets		
Current assets:		
Cash and equivalents	$ 285	$ 961
Accounts receivable, net of allowance for doubtful accounts of $750 and $508	45,052	44,083
Inventories, net	44,989	45,522
Current income taxes receivable	1,355	3,048
Deferred tax asset	11,880	8,988
Assets held for sale	1,231	5,284
Other	1,616	1,823
Total current assets	106,408	109,709
Property, plant and equipment, net	113,365	133,870
Other assets:		
Goodwill, net of accumulated amortization of $14,291 and $12,166	70,230	73,420
Intangibles, net	4,618	9,216
Deferred financing fees, net of accumulated amortization of $2,025 and $2,846	4,322	3,189
Other	1,952	3,319
Total other assets	81,122	89,144
Total assets	$ 300,895	$ 332,723
Liabilities and stockholders' equity		
Current liabilities:		
Accounts payable	$ 68,881	$ 67,155
Accrued salaries and wages	7,935	8,032
Accrued interest	4,844	5,049
Accrued rebates	5,129	5,029
Other	11,250	9,861
Total current liabilities	98,039	95,126
Long-term debt	112,808	126,200
Long-term liabilities:		
Deferred income taxes	18,388	22,044
Other	11,225	10,392
Total long-term liabilities	29,613	32,436
Commitments and contingencies		
Stockholders' equity:		
Preferred stock, $.01 par value, shares authorized 5,000,000	–	–
Common stock, $.01 par value, shares authorized 24,000,000; shares issued 9,851,002	99	99
Additional paid-in capital	36,760	36,760
Retained earnings	36,413	52,901
	73,272	89,760
Less: Treasury stock, at cost, shares held 1,149,196 and 584,184	(12,837)	(10,799)
Total stockholders' equity	60,435	78,961
Total liabilities and stockholders' equity	$ 300,895	$ 332,723

See accompanying notes to consolidated financial statements.

BWAY Corporation and Subsidiaries

Consolidated Statements of Operations

(In thousands, except per share data)

Year Ended September 30, October 1 and October 3	2001	2000	1999
Net sales	$ 475,039	$ 479,775	$ 487,549
Costs, expenses and other:			
Cost of products sold (excluding depreciation and amortization)	425,084	422,834	424,942
Depreciation and amortization	20,713	22,412	17,246
Selling and administrative expense	15,610	17,057	19,678
Restructuring and impairment charge	21,500	5,900	–
Interest expense, net	15,325	16,657	14,733
Gain on curtailment of postretirement benefits	–	(1,171)	–
Other, net	(970)	(662)	33
Total costs, expenses and other	497,262	483,027	476,632
Income (loss) before income taxes and extraordinary item	(22,223)	(3,252)	10,917
Provision (benefit) for income taxes	(6,042)	(334)	5,290
Income (loss) before extraordinary item	(16,181)	(2,918)	5,627
Extraordinary loss resulting from the extinguishment of debt, net of related tax benefit of $115	(307)	–	–
Net income (loss)	$ (16,488)	$ (2,918)	$ 5,627
Income (loss) per common share			
Basic and Diluted:			
Income (loss) before extraordinary item	$ (1.80)	$ (0.31)	$ 0.60
Extraordinary item	(0.04)	–	–
Net income (loss)	$ (1.84)	$ (0.31)	$ 0.60

See accompanying notes to consolidated financial statements.

BWAY Corporation and Subsidiaries

Consolidated Statements of Stockholders' Equity
(In thousands)

Year Ended September 30, October 1 and October 3	2001	2000	1999
Common stock and additional paid-in capital			
Balance, beginning of year	**$ 36,859**	$ 37,301	$ 37,494
Issuance of treasury stock for stock options exercised	–	–	(37)
Purchase of treasury stock, net	–	–	(156)
Issuance of treasury stock for employee profit sharing plan	–	(442)	–
Balance, end of year	**36,859**	36,859	37,301
Retained earnings			
Balance, beginning of year	**52,901**	55,819	50,192
Net income (loss)	**(16,488)**	(2,918)	5,627
Balance, end of year	**36,413**	52,901	55,819
Treasury stock, at cost			
Balance, beginning of year	**(10,799)**	(11,067)	(10,498)
Issuance of treasury stock for stock options exercised	–	–	93
Purchase of treasury stock, net	**(2,038)**	(471)	(662)
Issuance of treasury stock for employee profit sharing plan	–	739	–
Balance, end of year	**(12,837)**	(10,799)	(11,067)
Total stockholders' equity	**$ 60,435**	$ 78,961	$ 82,053

Share Data

Common stock	**9,851**	9,851	9,851
Treasury stock			
Balance, beginning of year	**(584)**	(542)	(490)
Issuance of treasury stock for stock options exercised	–	–	4
Purchase of treasury stock, net	**(565)**	(81)	(56)
Issuance of treasury stock under employee profit sharing plan	–	39	–
Balance, end of year	**(1,149)**	(584)	(542)

See accompanying notes to consolidated financial statements.

BWAY Corporation and Subsidiaries

Consolidated Statements of Cash Flows
(In thousands)

Year Ended September 30, October 1 and October 3	2001	2000	1999
Operating Activities			
Net income (loss)	**$ (16,488)**	$ (2,918)	$ 5,627
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation	**17,538**	18,540	13,355
Amortization of goodwill and other intangibles	**3,175**	3,872	3,891
Amortization of deferred financing costs	**992**	851	748
Gain on curtailment of postretirement benefits	–	(1,171)	–
Extraordinary loss related to debt extinguishment, net of related tax benefit of $115	**307**	–	–
Provision for doubtful accounts	**944**	2	(27)
Restructuring and impairment charge	**21,500**	5,900	–
Gain on disposition of property, plant and equipment	**(1,013)**	(429)	(103)
Deferred income taxes	**(6,548)**	1	7,094
Changes in assets and liabilities, net of effects of business acquisitions and dispositions:			
Accounts receivable	**(1,612)**	8,783	(5,484)
Inventories	**328**	3,509	(5,098)
Other assets	**1,401**	2,674	(1,553)
Accounts payable	**3,170**	(2,602)	8,041
Accrued liabilities	**(3,386)**	(12,264)	(826)
Income taxes, net	**1,808**	549	(1,213)
Net cash provided by operations	**22,116**	25,297	24,452
Investing Activities			
Acquisitions, net of cash acquired	–	–	(27,892)
Capital expenditures	**(9,421)**	(10,907)	(33,230)
Proceeds from disposition of property, plant and equipment	**5,381**	2,432	14,627
Net cash used by investing activities	**(4,040)**	(8,475)	(46,495)
Financing Activities			
Net borrowings (repayments) under bank revolving credit agreement	**36,608**	(20,300)	24,900
Extinguishment of long-term debt	**(50,000)**	–	–
Repayments on long-term debt	–	–	(672)
Increase (decrease) in unpresented bank drafts	**(775)**	4,527	(2,853)
Purchase of treasury stock, net	**(2,038)**	(471)	(818)
Financing costs incurred	**(2,547)**	(313)	(177)
Issuance of treasury stock for options exercised	–	–	56
Net cash provided (used) by financing activities	**(18,752)**	(16,557)	20,436
Net increase (decrease) in cash and equivalents	**(676)**	265	(1,607)
Cash and equivalents, beginning of year	**961**	696	2,303
Cash and equivalents, end of year	**$ 285**	$ 961	$ 696

Continued . . .

BWAY Corporation and Subsidiaries

Consolidated Statements of Cash Flows
(In thousands)

Year Ended September 30, October 1 and October 3	2001	2000	1999
Supplemental Disclosures of Cash Flow Information			
Cash paid (refunded) during the period for:			
Interest	$ 14,345	$ 16,206	$ 14,961
Income taxes	(1,303)	(885)	(591)
Details of business acquisitions:			
Fair value of assets acquired	–	–	47,861
Liabilities assumed	–	–	(19,969)
Net cash paid for acquisitions	–	–	27,892
Noncash Investing and Financing Activities			
Amounts owed for capital expenditures	$ 469	$ 980	$ 929
Notes receivable from sale of assets	–	–	2,240
Treasury stock issued for employee savings plan	–	297	–

See accompanying notes to consolidated financial statements.

BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Operations - BWAY Corporation ("BWAY") is a holding company whose significant subsidiary, BWAY Manufacturing, Inc. ("BWAY Manufacturing") (collectively the "Company") manufactures and distributes metal containers and provides material center services in the United States and Canada. In the fourth quarter of fiscal 2001, the Company merged its Milton Can Company, Inc. subsidiary into BWAY Manufacturing. The Company sells and markets its products under the BWAY Corporation name. The Company reports its operations in one segment in accordance with Statement of Financial Accounting Standards ("SFAS") 131, *Disclosures about Segments of an Enterprise and Related Information.*

Basis of Presentation - The consolidated financial statements of the Company include the accounts of BWAY and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Fiscal Year - The Company's fiscal year is a 52- or 53- week fiscal period ending on the Sunday nearest to September 30.

Cash and Cash Equivalents - The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents.

Inventories - Inventories are carried at the lower of cost or market, with cost determined under the last-in, first-out (LIFO) method of inventory valuation.

Property, Plant and Equipment - The Company's property, plant and equipment is recorded at cost and depreciated using the straight-line method over the estimated useful lives as follows: land improvements, buildings and improvements, 10 to 30 years; machinery and equipment, 5 to 15 years; furniture and fixtures, 5 to 7 years; computer information systems, 1 to 7 years. Leasehold improvements are amortized over the lesser of the estimated useful lives or the remaining lease term. The Company periodically assesses the appropriateness of the remaining estimated useful lives of property, plant and equipment.

The Company capitalizes expenditures for major renewals and replacements and charges against income expenditures for maintenance and repairs. When the Company retires or otherwise disposes of property, plant and equipment, the asset balances are removed from the related asset and accumulated depreciation accounts and any resulting gain or loss is credited or charged to income.

Interest is capitalized in connection with the installation of major machinery and equipment acquisitions. The capitalized interest is recorded as part of the cost of the related asset and is amortized over the asset's estimated useful life. In fiscal 2001, 2000, and 1999, approximately $0.03 million, $0.35 million, and $0.60 million of interest cost was capitalized, respectively.

Computer Information Systems - Costs directly associated with the initial purchase, development, and implementation of computer information systems are capitalized and included in property, plant and equipment. Such costs are amortized on a straight-line basis over the expected useful life of the systems, principally five to seven years. Ongoing maintenance costs of computer information systems are expensed as incurred.

Intangible Assets - Intangible assets consist of identifiable intangibles (trademarks, customer lists, and covenants not-to-compete) and goodwill. Identifiable intangibles are amortized over the term of the agreement (5 to 7 years) or estimated useful life (2 to 17 years). Goodwill is amortized on a straight-line basis over the estimated useful life (20 to 40 years).

Deferred Financing Costs - Deferred financing costs are amortized over the term of the related loan agreement using the straight-line method, which approximates the effective yield method.

Revenue Recognition - The Company recognizes revenue when product is shipped and title and risk of loss passes to its customers. Provisions for discounts, returns, allowances, customer rebates and other adjustments are provided for in the same period as the related revenues are recorded.

Accrued Rebates - The Company enters into contractual agreements with its customers for rebates on certain products. As sales occur, a provision for rebates is accrued on the balance sheet and is a charge against net sales.

Comprehensive Income - The Company follows the disclosure requirements of SFAS 130, *Reporting Comprehensive Income* ("SFAS 130"). SFAS 130 requires the disclosure of total non-shareholder changes in equity and its components, which would include all changes in equity during a period except those resulting from investments by and distributions to shareholders. The only component of other comprehensive income applicable to the Company is translation gains and losses on foreign currency. There were no material translation gains and losses on foreign currency during the fiscal years 2001, 2000 and 1999.

Income Taxes - The Company accounts for income taxes in accordance with SFAS 109, *Accounting for Income Taxes*, which requires an asset and liability approach to financial accounting and reporting for income taxes. In accordance with SFAS 109, deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Income tax expense (benefit) is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

Under SFAS 109, a valuation allowance is required when it is more likely than not that some portion of the deferred tax assets will not be realized. Realization is dependent on generating sufficient future taxable income. Although realization is not assured, management believes it is more likely than not that all the deferred tax assets will be realized. Accordingly, the Company has not provided a valuation allowance. The amount of the deferred tax asset considered realizable, however, could be reduced if estimates of future taxable income during the carry-forward period are reduced.

Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of - The Company reviews for impairment, on a quarterly basis, long-lived assets and certain identifiable intangibles whenever events or changes in circumstances indicate that the carrying amount of any asset may not be reasonable based on estimates of future undiscounted cash flows. In the event of impairment, the asset is written down to its fair market value. Impairment of goodwill and write-down, if any, is measured based on estimates of future undiscounted cash flows including interest charges. Assets to be disposed of are recorded at the lower of net book value or fair market value less cost to sell at the date management commits to a plan of disposal and are classified as assets held for sale on the consolidated balance sheet. In fiscal 2001, the Company recorded an intangible asset impairment charge related to tradenames and goodwill. See the *Intangible Assets* and *Restructuring and Impairment Charge* footnotes.

Disclosures about Fair Value of Financial Instruments - A summary of the fair value of the Company's financial instruments and the methods and significant assumptions used to estimate those values is as follows:

Short-Term Financial Instruments - The fair value of short-term financial instruments, including cash and cash equivalents, trade accounts receivable and payable, certain accrued liabilities, and current maturities of long-term debt approximates their carrying amounts in the financial statements due to the short maturity of such instruments.

Long-Term Debt - The fair value of the variable rate Credit Agreement borrowings approximates the carrying amount since the currently effective rates reflect market rates. The fair value of publicly traded fixed rate subordinated notes payable is based on the quoted market price.

Other Financial Instruments - As of October 2, 2000, the Company adopted SFAS 133, *Accounting for Derivative Instruments and Hedging Activities*, as amended by SFAS 138, *Accounting for Certain Derivative Instruments and Certain Hedging Activities*, which requires that all derivative financial instruments be recognized as either assets or liabilities in the balance sheet. SFAS 133, as amended, requires the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of the derivative are either offset against the change in fair value of assets, liabilities or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value is immediately recognized in earnings.

The Company's policy on derivatives currently prohibits the use of derivatives for trading or hedging purposes. Additionally, the Company completed a review of its contracts and determined that they contained no "embedded derivatives" that require separate reporting and disclosure under SFAS 133, as amended. As such, the adoption of SFAS 133, as amended, did not have an impact on the Company's financial position and operating results.

Stock Compensation - The Company accounts for stock-based compensation under the intrinsic value method prescribed in Accounting Principles Board Opinion 25, *Accounting for Stock Issued to Employees*. Compensation cost for employees' and directors' stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of grant over the exercise price amount an employee or director must pay to acquire the stock.

Earnings Per Common Share – Basic earnings per common share are based on the weighted average number of common shares outstanding during each year presented, including vested and unvested shares issued under the Company's management stock purchase plan. Common stock equivalents represent the dilutive effect of the assumed exercise of the outstanding stock options.

Recent Accounting Pronouncements – In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS 141, *Business Combinations*, and SFAS 142, *Goodwill and Other Intangible Assets*. SFAS 141 requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method of accounting. SFAS 142 changes the accounting for goodwill and other intangible assets. Upon adoption, goodwill will no longer be subject to amortization over its estimated useful life. Rather, goodwill will be subject to at least annual assessments by reporting units for goodwill impairment based on fair value measurements. All other acquired intangibles will be separately recognized if the benefit of the intangible asset is obtained through contractual or other legal rights, or if the intangible asset can be sold, transferred, licensed or exchanged, regardless of the Company's intent to do so. Other intangibles will be amortized over their useful lives.

SFAS 142 becomes effective for the Company on September 30, 2002. The Company is assessing the Statement's impact on the Company's financial position and operating results.

However, based on its review to date, the Company expects the following significant impacts:

- At September 30, 2001, the balance of goodwill is $70.2 million with annual amortization expense of $2.3 million.
- The Company will be required to perform a transitional impairment test as of September 30, 2002. The impairment test will require the Company to (1) identify its reporting units, (2) determine the carrying value of each reporting unit by assigning assets and liabilities, including existing goodwill and intangible assets, to those reporting units, and (3) determine the fair value of each reporting unit. If the carrying value of any reporting unit exceeds its fair value, then the amount of any goodwill impairment will be determined through a fair value analysis of each of the assigned assets (excluding goodwill) and liabilities.

  Due to the extensiveness of the efforts involved, the test has not yet been performed. Per SFAS 142, the Company is required to complete the test before March 30, 2003.
- Following the transitional impairment test, the Company's goodwill balances will be subject to annual impairment tests using the same process described above. If any impairment is indicated as a result of the annual test, an impairment charge would be recorded as part of income from operations.

In June 2001, the FASB issued SFAS 143, *Accounting for Asset Retirement Obligations* which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This Statement is effective for the Company on September 30, 2002. The Company is currently considering the impact, if any, that this Statement will have on its financial position and operating results.

In August 2001, the FASB issued SFAS 144, *Accounting for the Impairment of Disposal of Long-Lived Assets* which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This Statement is effective for the Company on September 30, 2002. The Company is currently considering the impact, if any, that this Statement will have on its financial position and operating results.

The Emerging Issues Task Force reached a consensus in September 2000 regarding Issue No. 00-10, *Accounting for Shipping and Handling Fees and Costs*, which requires companies to report shipping and handling fees and costs as a component of cost of sales. We adopted this consensus in the fourth fiscal quarter of 2001, the effect of which was offsetting increases in net sales and cost of sales in the consolidated statements of operations for all reported periods. Reclassifications of $19.1 million, $19.2 million and $20.5 million for fiscal years 2001, 2000 and 1999, respectively, were reflected for all periods shown for comparative purposes.

Reclassifications - Certain prior year amounts have been reclassified in order to conform to the current year presentation.

Use of Estimates - The Company's consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

ACQUISITIONS

U. S. Can Metal Services Operations – On November 9, 1998, the Company acquired substantially all of the assets and assumed certain of the liabilities of the United States Can Company's metal services operations ("U.S. Can Metal Services"). The purchase price was approximately $27.7 million in cash after adjustments for working capital. The acquisition included three operating plants and one non-operating plant. The acquired facilities operated two different businesses, coating and lithography (which is part of the Company's core business), and tinplate metal services (which is not a business of the Company).

The purchase method of accounting was used to establish and record a new cost basis for the assets acquired and liabilities assumed, and an allocation of the purchase price was finalized during fiscal 2000. The operating results for U.S. Can Metal Services have been included in the Company's consolidated financial statements since the date of acquisition, except for the tinplate services business, which was sold in the fourth quarter of fiscal 1999. The excess aggregate purchase price over the aggregate fair market value of net identifiable assets acquired was $8.6 million and is being amortized over 40 years.

Management committed to a plan to exit certain activities of the acquired facilities and integrate acquired assets and businesses with BWAY facilities. In connection with the recording of the purchase, the Company established a reorganization liability of approximately $11.0 million. The reorganization liability included $1.8 million in severance, $5.5 million in facility closing costs, and $3.7 million in equipment demolition costs. The reorganization liability represented the direct incremental costs expected to be incurred, which have no future economic benefit to the Company.

Details of the U.S. Can Metal Services purchase accounting liability are as follows:

(In millions)	Equipment Demolition Costs	Severance	Facility Closure	Total
Balance October 3, 1999	$ 2.3	$ 1.3	$ 2.6	$ 6.2
Expenditures	(1.2)	(1.1)	(1.4)	(3.7)
Balance October 1, 2000	1.1	0.2	1.2	2.5
Expenditures	(1.1)	(0.2)	(1.2)	(2.5)
Balance September 30, 2001	**$ –**	**$ –**	**$ –**	**$ –**

In connection with the plant closures, the plan called for the termination of 308 employees. The Company terminated 191 employees in fiscal 1999 and the remaining 117 employees in fiscal 2000. Additionally, the remaining operating facility was closed in the fourth quarter of fiscal 2000 according to the reorganization exit plan.

The following unaudited pro forma results assumes the acquisition of U.S. Can Metal Services, excluding tinplate services, occurred at the beginning of the fiscal year ended October 1, 1999, after giving affect to certain pro forma adjustments. The adjustments were made to reflect the goodwill amortization cost in excess of the net assets acquired, increased interest expense, and the estimated related income tax effects.

(In thousands, except per share amounts) Year Ended October 3	1999
Net sales	$ 476,149
Net income	5,374
Earnings per common share:	
Basic	0.58
Diluted	0.57

The unaudited pro forma financial information is not necessarily indicative of the operating results that would have occurred had the acquisitions been consummated as of the beginning of the period presented, nor is it necessarily indicative of future operating results.

INVENTORIES

Inventories consist of the following:

(In thousands) September 30 and October 1	2001	2000
Inventories at FIFO cost:		
Raw materials	**$ 4,911**	$ 6,033
Work-in-progress	**30,389**	30,415
Finished goods	**9,689**	9,074
	44,989	45,522
LIFO reserve	**365**	161
Market reserve	**(365)**	(161)
Inventories, net	**$ 44,989**	$ 45,522

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of the following:

(In thousands) September 30 and October 1	2001	2000
Land	**$ 1,684**	$ 1,695
Building and improvements	**12,693**	13.358
Machinery and equipment	**134,714**	144,183
Furniture, fixtures and computer information systems	**25,029**	27,684
Construction-in-progress	**7,908**	8,435
	182,028	195,355
Less accumulated depreciation	**(68,663)**	(61,485)
Property, plant and equipment, net	**$ 113,365**	$ 133,870

INTANGIBLE ASSETS

In June 2001, in connection with the restructuring plan, the Company recorded a $4.2 million impairment charge for goodwill and other intangibles, which included $3.7 million related to tradenames of former operating subsidiaries.

Intangible assets consist of the following:

(In thousands)		
September 30 and October 1	2001	2000
Customer lists	$ 7,743	$ 7,753
Tradename	–	4,704
Noncompete agreements	–	4,509
	7,743	16,966
Less accumulated amortization	(3,125)	(7,750)
Intangible assets, net	$ 4,618	$ 9,216

ACCOUNTS PAYABLE AND OTHER CURRENT LIABILITIES

Included in accounts payable and accrued salaries and wages at September 30, 2001 and October 1, 2000 are bank drafts issued and outstanding for which no rights of offset exist to cash and cash equivalents, as follows:

(In thousands)		
September 30 and October 1	2001	2000
Bank drafts issued and outstanding included in:		
Accounts payable	$ 23,860	$ 24,793
Accrued salaries and wages	1,492	1,334
Bank drafts	$ 25,352	$ 26,127

LONG-TERM DEBT

Long-term debt consists of the following:

(In thousands)		
September 30 and October 1	2001	2000
Senior subordinated notes	$ 100,000	$ 100,000
Credit agreement	12,808	26,200
Long-term debt	$ 112,808	$ 126,200

Senior Subordinated Notes

The Company has $100 million 10 1/4% Senior Subordinated Notes due 2007 (the "Notes"). Interest on the Notes is payable semi-annually in arrears on April 15 and October 15 of each year. The Notes are general unsecured senior subordinated obligations of the Company and are effectively subordinated to all secured indebtedness, as defined, of the Company to the extent of the value of the assets securing any such indebtedness.

The Notes are redeemable, in whole or in part, at the option of the Company, on or after April 15, 2002 at the prices specified in the Notes (105.125% on April 15, 2002 declining annually to 100% on April 15, 2005). Upon the occurrence of a Change in Control, as defined in the Notes, the Company would be required to make an offer to repurchase the Notes at 101% of the principal amount plus accrued and unpaid interest to the date of repurchase. The Notes contain certain restrictive covenants, including limitations on asset sales, additional indebtedness, and mergers. Under the Notes' covenants, the Company is restricted in its ability to pay shareholder dividends and other restricted payments in an amount greater than $8.7 million at September 30, 2001.

BWAY is a holding company with no independent operations, although it incurs expenses on behalf of its operating subsidiaries. BWAY has no significant assets other than the common stock of its subsidiaries. The Notes are fully and unconditionally guaranteed on a joint and several basis by certain of the Company's direct and indirect subsidiaries. The subsidiary guarantors are wholly owned by BWAY and constitute all of the direct and indirect subsidiaries of BWAY except for one subsidiary that is inconsequential. Separate financial statements of the subsidiary guarantors are not presented because management has determined them to be immaterial to investors.

Credit Facility

On May 22, 2001, the Company entered into a new credit agreement with Bankers Trust Company (an affiliate of Deutsche Bank) as agent ("Credit Facility"). The Credit Facility is a $90 million secured, four-year agreement. Available borrowings under the Credit Facility are limited to a borrowing base that consists of $25 million related to fixed assets ("Fixed Asset Sub-limit") and percentages of eligible accounts receivable and inventories. The Credit Facility is secured by the stock of the Company's significant subsidiary and substantially all of the Company's assets. The Credit Facility is subject to certain restrictive covenants. Interest rates under the Credit Facility are either prime (as determined by Deutsche Bank AG, New York branch) plus an applicable rate margin or at LIBOR plus an applicable rate margin at the option of the Company. Initial borrowings under the Credit Facility were used to repay all obligations and terminate the Company's then existing Credit Agreement. The new Credit Facility expires May 22, 2005.

Associated with the Company's new Credit Facility, a $0.4 million charge to write-off unamortized deferred financing costs associated with the previous credit agreement is reflected in the statement of income as an extraordinary item net of its related tax benefit of $0.1 million. Additionally, the Company has deferred approximately $2.5 million in financing costs related to the underwriting of the Credit Facility, which is amortized to interest expense over its four-year term.

At September 30, 2001, the Company had an available borrowing limit of $58.4 million under its $90 million Credit Facility and had borrowed $12.8 million of the available borrowings. At September 30, 2001, rate margins were 1.000% (prime) and 2.750% (LIBOR) and actual borrowing rates were 7.00% (prime) and 6.24% (LIBOR).

Credit Facility covenants prohibit the Company from paying shareholder dividends, making other restrictive payments or incurring additional indebtedness.

Credit Agreement

On November 2, 1998, the Company and its lenders amended the Credit Agreement and the Company exercised its option to increase the available borrowing limit to $125 million from $100 million. The Credit Agreement allowed the Company to borrow up to $125 million or $150 million if certain conditions were met. The interest rates under the Credit Agreement were based on rate margins for either prime rate as periodically announced by Bank of America ("BOA Prime") or LIBOR plus an applicable rate spread, at the option of the Company. The applicable rate margin was determined on a quarterly basis by a review of the Company's leverage ratio. The Company's borrowing rate was 8.1% at October 1, 2000. Loans under the Credit Agreement were unsecured and prepayable at the option of the Company without premium or penalty. The credit agreement was to expire June 17, 2002.

The Credit Agreement was subject to certain restrictive covenants, including covenants requiring the Company to maintain a minimum level of net worth and a maximum ratio for leverage indebtedness. On November 8, 2000, the Company and its lenders amended the Credit Agreement modifying certain restrictive covenants. The amendment provided for the payment of up-front fees of $250,000 and a 50 basis point increase in the interest rate margin. As part of the November 8, 2000 amendment, the lenders provided a waiver to the Company for a covenant violation related to the interest coverage ratio for the quarter ended October 1, 2000.

The Company terminated the Credit Agreement on May 22, 2001 using proceeds from a new $90 million dollar credit facility.

Scheduled maturities of long-term debt as of September 30, 2001 are as follows:

(In thousands)	
2005	**$ 12,808**
Thereafter	**100,000**
Long-Term Debt	**$ 112,808**

The fair value of long-term debt at September 30, 2001 and October 1, 2000 was estimated at $110.3 million and $121.4 million, respectively.

STOCKHOLDERS' EQUITY

Earnings Per Share - The following is a reconciliation of the numerators and denominators of the basic and diluted earnings per share computations for income before the extraordinary item:

(In thousands, except per share amounts)

Year Ended September 30, October 1 and October 3

	2001	2000	1999
Calculation of Basic Earnings (Loss) Per Share:			
Net income (loss) before extraordinary item	**$ (16,181)**	$ (2,918)	$ 5,627
Weighted average number of common shares outstanding	**8,979**	9,278	9,323
Basic Earnings (Loss) Per Share	**$ (1.80)**	$ (0.31)	$ 0.60
Calculation of Diluted Earnings (Loss) Per Share:			
Net income (loss) before extraordinary item	**$ (16,181)**	$ (2,918)	$ 5,627
Weighted average number of common shares outstanding	**8,979**	9,278	9,323
Effect of dilutive stock options	–	–	130
Weighted average number of common shares outstanding assuming dilution	**8,979**	9,278	9,453
Diluted Earnings (Loss) Per Share	**$ (1.80)**	$ (0.31)	$ 0.60

Approximately 12,000 and 20,000 common stock equivalents are excluded from the fiscal 2001 and 2000, respectively, diluted loss per common share calculation because such are anti-dilutive.

Stock Option Plans

In February 1999, the Company adopted the Third Amended and Restated 1995 Long-Term Incentive Plan, which increased the aggregate number of shares of common stock authorized for issuance thereunder from 1,425,000 to 1,825,000. In February 2000, the Company adopted the

Fourth Amendment and Restatement of the 1995 Long-Term Incentive Plan (the "Current Plan"), which increased the aggregate number of shares of common stock authorized for issuance thereunder from 1,825,000 to 2,425,000. The options generally become exercisable in installments of 33% per year on each of the first through third anniversaries of the grant. The Current Plan will terminate on May 31, 2005 unless terminated earlier by the Board of Directors. Termination of the Current Plan will not affect grants made prior to termination. The Current Plan authorizes grants of stock options to participants from time to time as determined by the Board's Management Resources, Nominating and Compensation Committee. Options granted under the Current Plan may be incentive stock options as described in Section 422 of the Internal Revenue Code, non-qualified stock options, or a combination thereof.

The fair value of each option grant is estimated on the date of the grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

Year Ended September 30, October 1 and October 3	**2001**	2000	1999
Expected dividends	**0.0%**	0.0%	0.0%
Expected volatility	**55.3%**	51.8%	52.3%
Risk-free interest	**5.8%**	6.0%	6.6%
Expected lives (years)	**4.7**	6.9	6.0

A summary of the status of the Company's stock option plans as of September 30, 2001 and changes during fiscal 1999, 2000 and 2001 are presented below:

Fixed Options	Shares	Weighted Average Exercise Price
Outstanding at September 27, 1998	1,191,000	$ 14.05
Granted	448,274	14.77
Forfeited	(36,752)	20.68
Exercised	(4,500)	12.67
Outstanding at October 3, 1999	1,598,022	14.07
Granted	334,041	6.16
Forfeited	(161,288)	15.86
Outstanding at October 1, 2000	1,770,775	12.42
Granted	589,000	4.75
Forfeited	(1,551,877)	13.16
Outstanding at September 30, 2001	**807,898**	**5.40**
Exercisable at:		
October 3, 1999	883,155	12.70
October 1, 2000	1,068,490	13.34
September 30, 2001	**127,818**	**7.11**
Weighted-average grant date fair value of options granted during the year ended:		
October 3, 1999	$ 8.51	
October 1, 2000	$ 4.04	
September 30, 2001	**$ 2.67**	

The following table summarizes information about stock options outstanding:

September 30, 2001				
Range of Exercise Prices	Number of Options Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number of Options Exercisable
$ 4.01 - 5.00	456,000	9.0	$ 4.44	--
5.01 - 6.00	201,605	8.2	5.99	93,888
6.01 - 7.00	142,000	9.4	6.67	26,667
13.01 - 14.00	1,759	7.4	13.13	1,173
16.01 - 17.00	1,334	7.1	16.50	890
26.50	5,200	6.6	26.50	5,200
	807,898	**8.9**	**$ 5.40**	**127,818**

The fair value of options granted during the years ended September 30, 2001, October 1, 2000, and October 3, 1999, was $1.6 million, $1.3 million, and $3.8 million, respectively. The Company applies Accounting Principles Board Opinion 25 and related Interpretations in accounting for its stock option plans. Accordingly, no compensation cost has been recognized for its fixed stock option plans. Had compensation cost for the Company's stock option plans been determined based on the fair value at the grant dates for awards under those plans consistent with the method of FASB Statement 123, the Company's net income (loss) and earnings (loss) per share for each of the three years in the period ended September 30, 2001 would have been reduced (increased) to the pro forma amounts indicated below:

(In thousands, except per share amounts)

Year Ended September 30, October 1 and October 3

	2001	2000	1999
Net income (loss):			
As reported	**$ (16,488)**	$ (2,918)	$ 5,627
Pro forma	**(18,212)**	(5,811)	3,006
Basic and Diluted earnings (loss) per share:			
As reported	**$ (1.84)**	$ (0.31)	$ 0.60
Pro forma	**(2.03)**	(0.63)	0.32

Tender Offer

On June 11, 2001, the Company issued an offer to exchange all outstanding options to purchase common stock issued under the BWAY 1995 Long Term Stock Incentive Plan (the "Plan"), as amended and restated. The offer allowed all holders, including employees and directors, to tender for cancellation any option with an exercise price per share of $9.00 or more in exchange for new options that will be granted under the Plan at fair market value of the stock on or about the first business day that is at least six months and one day following the date the tendered options are accepted for exchange. Optionees tendered 1,198,622 options, representing 99.3% of the eligible options for cancellation with a $13.44 average option price. The Company accepted all options tendered for cancellation on July 31, 2001.

Shareholder Rights Plan

The Company has a Shareholder Rights Plan, amended through November 26, 1997 (the "Rights Plan"), under which a preferred share purchase right is presently attached to and trades with each outstanding share of the Company's common stock. The rights become exercisable and transferable apart from the common stock after a person or group other than an Exempt Person (as defined in the Rights Plan), without the Company's consent, acquires beneficial ownership of, or the right to obtain beneficial ownership of, 15% or more of the Company's common stock or ten business days after a person or group announces or commences a tender offer or exchange offer that could result in 15% ownership. Once exercisable, each right entitles the holder to purchase one fifteen-hundredth share of Junior Participating Series A Preferred Stock at an exercise price of $60 per share subject to adjustment to prevent dilution. The rights have no voting power and no current dilutive effect on earnings per common share. The rights expire on June 15, 2005 and are redeemable at the discretion of the Board of Directors at $.01 per share.

If a person acquires 15% ownership, except in an offer approved by the Company under the Rights Plan, then each right not owned by the acquirer or related parties will entitle its holder to purchase, at the right's exercise price, additional shares of common stock or common stock equivalents. In addition, after an acquirer obtains 15% ownership, if the Company is involved in certain mergers, business combinations, or asset sales, each right not owned by the acquirer or related persons will entitle its holder to purchase, at the right's exercise price, additional shares of common stock of the other party to the transaction.

Treasury Stock

In November 2000, the Company's Board of Directors approved a $3.0 million increase in the Company's stock repurchase program. During fiscal 2001, the Company purchased 565,012 shares of treasury stock for approximately $2.0 million. During fiscal 2000, the Company purchased 81,100 shares of treasury stock for approximately $0.5 million. The Company expects to continue its historical practice of purchasing its stock for treasury.

INCOME TAXES

The Company files a consolidated federal income tax return. Deferred income taxes are provided to recognize the differences between the carrying amount of assets and liabilities for financial statement purposes and the amounts used for income tax purposes.

Components of net deferred tax liability are as follows:

(In thousands)

September 30 and October 1

	2001	2000
Deferred tax liabilities:		
Property, plant and equipment	$ 22,732	$ 25,875
Inventory	1,417	1,405
Intangible assets	1,899	1,843
Other	1,250	634
	27,298	29,757
Deferred tax assets:		
Restructuring reserves	2,617	2,158
Employee benefits	5,840	5,917
Customer claims/rebates	1,565	1,647
Net operating loss carryforward	6,621	5,033
Accounts receivable	289	256
Inventory	2,888	1,466
Other	970	224
	20,790	16,701
Net deferred tax liability	$ 6,508	$ 13,056
Net current deferred tax asset	$ (11,880)	$ (8,988)
Net noncurrent deferred tax liability	18,388	22,044
	$ 6,508	$ 13,056

The provision for income taxes is reconciled with the federal statutory rate as follows:

(In thousands)

September 30, October 1 and October 3

	2001		2000		1999	
	Amount	%	Amount	%	Amount	%
Income tax at federal statutory rate	$ (7,778)	(35.0)%	$ (1,190)	(35.0)%	$3,821	35.0%
State income taxes, net of federal tax benefit	(778)	(3.5)%	(119)	(3.5)%	382	3.5%
Nondeductible intangible amortization	1,867	8.4%	671	19.7%	734	6.7%
Other	647	2.9%	304	6.4%	353	3.2%
	$ (6,042)	(27.2)%	$ (334)	(12.4)%	$ 5,290	48.4%

The components of the provision for income taxes are as follows:

(In thousands)

September 30, October 1 and October 3

	2001	2000	1999
Current:			
Federal	$ (91)	$ (303)	$ (1,640)
State	464	(32)	(164)
Deferred	(6,415)	1	7,094
	$ (6,042)	$ (334)	$ 5,290

As of September 30, 2001, the Company has recognized deferred tax benefits of $6.6 million related to net operating loss carryforwards and $0.7 million related to alternative minimum tax carryforwards. The net operating loss carryforwards will completely expire in 2021, and the alternative minimum tax carryforwards have no expiration date.

LEASE COMMITMENTS

The Company leases warehouses, office space, equipment, and vehicles under operating leases. Rent expense during each of the last three fiscal years was approximately $5.3million (2001), $6.2 million (2000), and $4.5 million (1999).

On August 20, 1999, the Company sold and leased back its Cincinnati manufacturing facility. The sales price was $10.4 million. After deducting closing costs of $0.6 million, the Company recorded a deferred gain on the sale of $2.3 million that is amortized over the life of the lease. The amortization of the deferred gain recorded in earnings was $0.1 million in both fiscal 2001 and 2000. The lease term is 20 years with annual lease payments of approximately $1.1 million. The lease has two five-year renewal terms that run consecutively after the basic term. The lease is accounted for as an operating lease for financial reporting purposes.

At September 30, 2001, future minimum rental payments under non-cancelable operating leases are as follows:

(In thousands)

Fiscal Year	Operating Lease Payment
2002	$ 4,987
2003	4,080
2004	3,740
2005	2,706
2006	2,692
Thereafter	17,079
Total minimum lease payments	$ 35,284

PROFIT SHARING AND PENSION PLANS

The Company has qualified profit sharing and savings plans for specified employees. These plans are defined contribution plans that provide for employee contributions with a Company matching provision, and for certain employees a deferred profit sharing component funded by the Company. The Company's net contributions to the profit sharing and savings plans for each of the last three fiscal years were approximately $1.4 million (2001), $1.5 million (2000) and $1.3 million (1999).

Elizabeth, New Jersey Facility Salaried Employee Plan

The Company has a noncontributory defined benefit pension plan covering a majority of its salaried employees at its Elizabeth, New Jersey facility. The Company froze this plan effective December 31, 1996. On January 1, 1998, the Company amended the plan to cover substantially all nonunion employees. The plan provides for a contribution of 4% of each participant's wages. Participant account balances earn interest at 6% per annum.

Effective July 31, 1998, the Company amended the plan to terminate the plan on that date. All participants became fully vested in their accounts on July 31, 1998. On July 29, 1999 the Company received approval to distribute the assets in the plan to the participants. All plan assets were distributed in fiscal 2000.

The periodic net expense (income) is comprised of the following:

October 1 and October 3	2000	1999
Interest cost on projected benefit obligation	$ 72,500	$ 307,500
Actual return on assets	(97,800)	(158,400)
Net amortization and deferral	(600)	(301,200)
Net pension expense(income)	$ (25,900)	$ (152,100)

Most of the Company's union employees at its Elizabeth, New Jersey facility are covered under multi-employer defined benefit plans administered by the union. Total contributions charged to expense for such plans were $0.2 million in fiscal 2001, $0.3 million in fiscal 2000 and $0.3 million in fiscal 1999.

Cincinnati, Ohio Facility Postretirement Benefit Plan

In fiscal 1998, the Company reached new collective bargaining agreements with unions representing approximately 34% of the hourly employees at the Cincinnati, Ohio facility. The provisions of the new agreements substantially eliminate unvested postretirement medical benefits provided by the Company resulting in the recording of curtailment gains of approximately $1.2 million in fiscal 2000.

As of September 30, 2001, in accordance with the terms of the remaining two applicable collective bargaining agreements, the Company continues to offer postretirement medical coverage to certain union employees who retire from employment with MCC.

The following table reflects the change in benefit obligation and plan assets and the accrued benefit cost:

(In thousands)

Year Ended September 30 and October 1

	2001	2000
Change in benefit obligation		
Benefit obligation at beginning of year	$ 4,096	$ 5,165
Service cost	–	8
Interest cost	350	380
Actuarial gain	(102)	(30)
Curtailment gain	–	(1,171)
Benefits paid	(200)	(256)
Benefit obligation at end of year	$ 4,144	$ 4,096
Change in plan assets		
Employer contribution	200	256
Benefits paid	(200)	(256)
Fair value of plan assets at end of year	$ –	$ --
Funded status	(4,144)	(4,096)
Unrecognized net actuarial gain	(953)	(873)
Accrued benefit cost	$ (5,097)	$ (4,969)
Weighted-average assumptions as of year-end	7.50%	8.00%

For measurement purposes, a 9.0% and 9.5% annual rate of increase in the post 65 per capita cost of covered health care benefits and a 7.5% and 8.0% annual rate of increase in the pre 65 per capita cost of covered health care benefits were assumed for 2001 and 2000, respectively. The rates were assumed to decrease by 0.5% per year to 4.5% and remain at that level thereafter.

(In thousands)

September 30, October 1 and October 3

Components of net periodic benefit cost:	2001	2000	1999
Service cost on benefits earned	$ --	$ 8	$ 29
Interest cost on accumulated postretirement benefit obligation	350	380	393
Amortization of actuarial gain	(22)	(10)	--
Net periodic benefit cost	328	378	422
Curtailment gain	--	(1,171)	--
Net effect charged to results from continuing operations	$ 328	$ (793)	$ 422

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage point change in assumed health care cost trends would have the following effects:

(In thousands)

Year Ended September 30	2001
One-Percentage Point Increase:	
Effect on total service and interest cost components	$ 30
Effect on postretirement benefit obligation	501
One-Percentage Point Decrease:	
Effect on total service and interest cost components	$ (32)
Effect on postretirement benefit obligation	(419)

RELATED PARTY TRANSACTIONS

The Company leases its Elizabeth, New Jersey operating facility and a warehouse under operating leases from a partnership in which a member of the Company's management is a partner. The leases run concurrently initially expiring on September 30, 2004 with an option to extend for a five-year term to September 30, 2009. The annual lease expense is $0.9 million for the initial term and $0.9 million adjusted for inflation at October 1, 2004 for the five-year extended term.

As discussed below, the Company discontinued operations at the Elizabeth facility in September 2001. The Company will continue to use the Elizabeth warehouse and is actively marketing the operating facility for sublease. Lease costs associated with the vacant operating facility will be charged against the restructuring liability in future periods net of any sublease benefits.

RESTRUCTURING AND IMPAIRMENT CHARGE

Fiscal 2001 Restructuring and Impairment

In June 2001, the Company recorded a $21.5 million restructuring and impairment charge related primarily to a manufacturing and cost structure rightsizing plan. The $21.5 million charge includes $16.2 million for asset impairments and $5.3 million for restructuring charges. The asset impairments relate to the write off of $0.5 million in goodwill, $3.7 million in other intangibles and $12.0 million in redundant equipment at manufacturing facilities to be closed. The redundant equipment was taken out of service in June 2001. Facility closure costs consisting primarily of future lease obligations, relate to the closing of the Company's manufacturing facilities in Elizabeth, New Jersey and Garland, Texas. All 208 of the planned employee terminations were completed by September 30, 2001.

In the third fiscal quarter of 2001, as part of the Company's rightsizing plan, the Company sold the majority of the equipment, inventories and accounts receivable of its Platemasters facility, which provided pre-press services both to the Company and outside customers. The Platemasters assets were sold for $0.5 million, which approximated book value. In conjunction with the sale, the buyer and the Company executed an agreement whereby the buyer will be the exclusive supplier of certain pre-press services to the Company for a term of three years at market rates.

Fiscal 2000 Restructuring and Impairment

In February 2000, the Company recorded a restructuring and impairment charge related to the closing of two administrative offices, the termination of 89 employees and the write-down of equipment held for disposal. The restructuring and impairment charge totaled $5.9 million and consisted of the following: $1.1 million related to administrative office closings, $1.1 million related to severance, $0.7 million related to contracts and other miscellaneous costs and $3.0 million related to impairments of equipment held for disposal. Both administrative offices were closed and all 89 employees were terminated in fiscal 2000.

In addition to the $5.9 million restructuring and impairment charge in fiscal 2000, the Company recorded $2.5 million in additional depreciation related to the shortened useful lives of certain computer systems.

Details of the restructuring liabilities included in other current liabilities are as follows:

(In millions)	Severance Costs	Facility Closure Costs	Other	Total
Balance September 27, 1998	$ 0.6	$ 1.2	$ 3.5	$ 5.3
Expenditures	(0.5)	(0.9)	(3.5)	(4.9)
Balance October 3, 1999	0.1	0.3	--	0.4
New charges	1.1	1.1	0.7	2.9
Expenditures	(1.1)	(1.0)	(0.3)	(2.4)
Balance October 1, 2000	0.1	0.4	0.4	0.9
New charges	0.5	4.7	0.1	5.3
Expenditures	(0.4)	(1.7)	(0.3)	(2.4)
Balance September 30, 2001	**$ 0.2**	**$ 3.4**	**$ 0.2**	**$ 3.8**

ASSETS HELD FOR SALE

In connection with the facility closures in 1998, 1999 and 2000, $1.2 million and $5.3 million of real property and machinery and equipment was held for sale at September 30, 2001 and October 1, 2000, respectively. This property includes $0.1 million (2001) and $1.1 million (2000) of land, $0.9 million (2001) and $3.9 million (2000) of buildings, and $0.2 million (2001) and $0.3 million (2000) in equipment for sale at September 30, 2001 and October 1, 2000.

During the third quarter of fiscal 2001, the Company sold the Chicago, Illinois metal services land and building for $5.2 million resulting in a net gain of $0.9 million. During the fourth quarter of fiscal 2000, the Company sold the Alsip, Illinois facility for $2.3 million resulting in a net gain of $0.4 million.

CONTINGENCIES

Environmental

The Company continues to monitor and evaluate on an ongoing and regular basis its compliance with applicable environmental laws and regulations. Liabilities for non-capital expenditures are recorded when environmental remediation is probable and the costs can be reasonably estimated. The Company believes that it is in substantial compliance with all material federal, state and local environmental requirements.

The Company (and, in some cases, predecessors to the Company) has from time to time received requests for information or notices of potential responsibility pursuant to the Comprehensive Environmental Response, Compensation, and Liability Act ("CERCLA") with respect to off-site waste disposal sites utilized by former or current facilities of the Company or its various predecessors. Management believes that none of these matters will have a material adverse effect on the operating results or financial condition of the Company in light of both the Company's understanding of the potential liability and the availability, in certain cases, of contractual indemnification from sellers of businesses to the Company. Because liability under CERCLA is retroactive, it is possible that in the future the Company may incur liabilities with respect to other sites.

Letters of Credit

At September 30, 2001, a bank had issued standby letters of credit on behalf of BWAY in the aggregate amount of $1.3 million in favor of BWAY's workers' compensation insurer.

CUSTOMERS

The Company sells its metal containers to a large number of customers in numerous industry sectors. To reduce credit risk, the Company sets credit limits and performs ongoing credit evaluations. Sales to the Company's ten largest customers amounted to approximately 43% (2001), 33% (2000), and 42% (1999) of the Company's sales including sales to its largest customer of 8.9% (2001), 7.4% (2000), and 8.5% (1999).

Although the Company's exposure to credit risk associated with nonpayment is affected by conditions with the customers' industries, the balances are substantially current and are within terms and limits established by the Company.

The Company sells its products and services primarily in North America. In fiscal 2001, 2000, and 1999, the Company's sales to customers located outside the United States were less than five percent of total net sales. The following is a summary of revenue for the Company's products and services:

(In thousands) Year Ended September 30, October 1 and October 3	2001	2000	1999
General line containers	**$ 397,174**	$ 393,372	$ 397,639
Material center services	**63,360**	73,749	77,065
Ammunition boxes	**14,505**	12,654	12,845
	$ 475,039	$ 479,775	$ 487,549

QUARTERLY OPERATING RESULTS (UNAUDITED)

(In thousands, except per share data)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Totals
Fiscal Year 2001:					
Net sales (1)	$ 107,574	$ 115,184	$ 128,162	$ 124,119	$ 475,039
Gross profit (exclusive of depreciation and amortization)	$ 8,969	$ 10,479	$ 15,970	$ 14,537	$ 49,955
Income (loss) before extraordinary item	$ (1,848)	$ (1,802)	$ (13,833)	$ 1,302	$ (16,181)
Net income (loss)	$ (1,848)	$ (1,802)	$ (14,143)	$ 1,305	$ (16,488)
Basic and diluted earnings (loss) per common share before extraordinary item	$ (0.20)	$ (0.20)	$ (1.56)	$ 0.15	$ (1.80)
Basic and diluted earnings (loss) per common share	$ (0.20)	$ (0.20)	$ (1.60)	$ 0.15	$ (1.84)
Fiscal Year 2000:					
Net sales (1)	$ 111,218	$ 124,864	$ 126,211	$ 117,482	$ 479,775
Gross profit (exclusive of depreciation and amortization)	$ 11,337	$ 17,368	$ 18,675	$ 9,561	$ 56,941
Net income (loss)	$ (966)	$ (1,323)	$ 1,826	$ (2,455)	$ (2,918)
Basic and diluted earnings (loss) per common share	$ (0.10)	$ (0.14)	$ 0.20	$ (0.26)	$ (0.31)
Fiscal Year 1999:					
Net sales (1)	$ 109,422	$ 126,528	$ 128,762	$ 122,837	$ 487,549
Gross profit (exclusive of depreciation and amortization)	$ 15,685	$ 19,032	$ 16,252	$ 11,638	$ 62,607
Net income (loss)	$ 1,407	$ 3,284	$ 1,876	$ (940)	$ 5,627
Basic and diluted earnings (loss) per common share	$ 0.15	$ 0.35	$ 0.20	$ (0.10)	$ 0.60

(1) EITF 00-10, which requires shipping and handling fees to be reported as a component of cost of sales, was adopted by the Company in the fourth quarter of fiscal 2001. The effect of this guidance resulted in offsetting increases in net sales and costs of products sold for each year presented with a zero impact on gross profit. Any differences from amounts previously reported relate to this adoption.

Earnings per share calculations for each quarter are based on the weighted-average shares for thet period. As such, the sum of the quarterly amounts may not equal the annual earnings per share. The basic and diluted net loss per common share are the same because the assumed exercise of stock options would have been antidilutive. The basic and diluted net income per commone share are the same in certain quarters due to the nominal dilutive impact of assumed stock option exercises.

INDEX TO EXHIBITS

Exhibit No.	Description of Document	
3.1	Amended and Restated Certificate of Incorporation of the Company	(3)
3.2	Amended and Restated By-laws of the Company	(1)
3.3	Rights Agreement dated as of June 9, 1995 between the Company and Harris Trust and Savings Bank, as Rights Agent	(1)
3.4	Amendments to Rights Agreement dated as of February 12, 1996 between the Company and Harris Trust and Savings Bank, as Rights Agent	(3)
3.5	Amendment No. 2 to Rights Agreement dated as of August 19, 1997 between the Company and Harris Trust and Savings Bank, as Rights Agent	(9)
3.6	Amendment No. 3 to Rights Agreement, dated as of November 26, 1997, between the Company and Harris Trust and Savings Bank	(9)
4.1	Form of certificate representing shares of Common Stock of the Company	(2)
4.2	Credit Agreement among Armstrong Containers, Inc., BWAY Corporation, BWAY Manufacturing, Inc. and Milton Can Company, Inc. as borrowers with BWAY Corporation, as funds administrator, the lenders, and Bankers Trust Company, as agent and Bank of America, N.A., as documentation agent, dated as of May 22, 2001, as amended	(17)
4.3	Indenture dated as of April 11, 1997 among the Company, the subsidiary guarantors named therein and Harris Savings and Trust Company, as trustee	(6)
4.4	Forms of Series A and Series B $10^1/_4$% Senior Subordinated Notes (contained in Exhibit 4.3 as Exhibit A and B thereto, respectively)	(6)
4.5	Form of Guarantee (contained in Exhibit 4.3 as Exhibit F thereto)	(6)
4.6	Offer to exchange all outstanding options to purchase common stock issued under the BWAY 1995 Long Term Stock Incentive Plan (the "Plan'), as amended and restated, that have an exercise price of $9.00 per share or more for new options to be granted under the BWAY 1995 Long Term Stock Incentive Plan, as amended and restated, dated June 11, 2001	(17)

	The Registrant will furnish to the Commission, upon request, each instrument defining the rights of holders of long-term debt of the Registrant and its subsidiaries where the amount of such debt does not exceed 10 percent of the total assets of the Registrant and its subsidiaries on a consolidated basis.	
10.1	Asset Purchase Agreement dated December 19, 1988 between BS Holdings Corporation, BW Plastics, Inc., BW-Morrow Plastics, Inc. and Owens-Illinois Group, Inc.	(1)
10.2	Registration Agreement dated as of January 30, 1989 between BS Holdings Corporation and certain stockholders	(1)
10.3	Acquisition Agreement dated as of March 4, 1993 between Ellisco Inc. and BSI	(1)
10.4	Stock Purchase Agreement dated April 27, 1993 among Armstrong Industries, Inc., its stockholders, Armstrong Containers, Inc. and BSI	(1)
10.5	Asset Purchase Agreement dated May 26, 1993 among DK Containers, Inc., Dennis Dyck, Robert Vrhel, Mohan Patel and BSI	(1)
10.6	Employment Agreement between the Company and Warren J. Hayford, dated as of June 1, 1995 *	(1)
10.7	Employment Agreement between the Company and John T. Stirrup, dated as of June 1, 1995 *	(1)
10.8	Contract and Lease dated September 3, 1968, between the City of Picayune, Mississippi and Standard Container Company	(1)
10.9	Lease dated February 24, 1995 between Tab Warehouse Fontana II and BSI	(1)
10.10	Garland, Texas Industrial Net Lease dated January 14, 1985 between MRM Associates and Armstrong Containers, Inc.	(1)
10.11	Gross Lease Agreement dated August 10, 1990 between Colonel Estates Joint Venture and BSI	(1)
10.12	Lease dated February 11, 1991 between Curto Reynolds Oelerich Inc. and Armstrong Containers, Inc.	(1)
10.13	Lease Agreement dated November 16, 1996 between Shelby Distribution Park and Brockway Standard, Inc., as amended December 26, 1996	(11)

10.14	Lease dated August 9, 1991 between DK Containers, Inc. and Smith Barney Birtcher Institutional Fund-I Limited Partnership and the First Amendment thereto	(1)
10.15	Lease dated September 2, 1994 between Division Street Partners, L.P. and BSNJ	(8)
10.16	Employee Stock Purchase Agreement dated March 4, 1994 among BS Holdings Corporation, Perry Schwartz, Mid-America Group, Ltd., Warren J. Hayford and Daniel P. Casey *	(1)
10.17	Agreement, dated May 15, 1995, between BSI and Owens-Illinois, Inc. Pursuant to § 9.9 (d) of the December 19, 1988 Stock Purchase Agreement	(1)
10.18	Settlement Agreement, dated June 30, 1997 between BWAY Corporation and Owens-Illinois Group, Inc.	(11)
10.19	Brockway Standard Holdings Corporation Formula Plan for Non-Employee Directors *	(1)
10.20	Cooperation Agreement between Ball Corporation and BWAY Corporation, dated January 4, 1996	(3)
10.21	Merger Agreement with Milton Can Company, Inc., dated March 12, 1996.	(3)
10.22	Amendment #1 to the Merger Agreement with Milton Can Company, Inc., dated April 30, 1996	(3)
10.23	Asset Purchase Agreement dated April 29, 1996, between Brockway Standard, Inc., BWAY Corporation, Van Dorn Company and Crown Cork & Seal Company, Inc.	(3)
10.24	Employment Agreement between the Company and James W. Milton, dated as of May 28, 1996 *	(4)
10.25	Amended and Restated Registration Rights Agreement dated as of May 28, 1996, between BWAY Corporation and certain shareholders	(4)
10.26	Asset Purchase Agreement dated October 6, 1996, between Brockway Standard (New Jersey), Inc. (formerly known as Milton Can Company, Inc.), BWAY Corporation, Ball Metal Food Container Corp., and Ball Corporation	(5)
10.27	Amendment No. 1 to the Asset Purchase Agreement dated October 28, 1996 between Milton Can Company, Inc., BWAY Corporation, Ball Metal Food Container Corp., and Ball Corporation	(5)

10.28	Purchase Agreement dated as of April 8, 1997 among the Company, the subsidiary guarantors named therein, BT Alex. Brown Incorporated (formerly known as Bankers Trust Company), Bear, Stearns & Co. Inc. and NationsBanc Capital Markets, Inc.	(6)
10.29	Brockway Standard (Ohio), Inc. Bargaining Unit Savings Plan *	(7)
10.30	Employment Agreement between the Company and John T. Stirrup B Amendment No. 1 *	(10)
10.31	Asset Purchase Agreement between BMAT, Inc. and the United States Can Company dated November 9, 1998	(12)
10.32	Employment Agreement between the Company and John T. Stirrup – Amendment No. 2*	(13)
10.33	Employment Agreement and Options Agreement between the Company and Warren J. Hayford – Omnibus Amendment *	(14)
10.34	Employment Agreement between the Company and Jean-Pierre M. Ergas, dated as of January 1, 2000 *	(14)
10.35	Lease Agreement dated August 20, 1999 between CRICBW Anderson Trust and Milton Can Company	(14)
10.36	Lease Agreement dated September 15, 1999 between Division Street Partners, L.P. and BSNJ	(14)
10.37	Employment agreement between the Company and Paul Mangiafico, dated as of March 1, 2000 *	(15)
10.38	BWAY Corporation Fourth Amended and Restated 1995 Long-Term Incentive Plan *	(15)
10.39	Employment agreement between the Company and Thomas Eagleson, dated as of July 1, 2000 *	(16)
10.40	Amendment No. 1 dated as of July 1, 2000 to the Employment agreement between the Company and Paul Mangiafico, dated as of March 1, 2000 *	(16)
10.41	Change in Control Agreement, between BWAY Corporation and Thomas Eagleson, dated August 9, 2001 *	(17)
10.42	Change in Control Agreement, between BWAY Corporation and Kevin C. Kern, dated August 9, 2001 *	(17)
10.43	Change in Control Agreement, between BWAY Corporation and Kenneth Roessler, dated August 9, 2001 *	(17)

10.44	Separation and Release Agreement between BWAY Corporation and James W. Milton dated November 2, 2001 **
10.45	Change in Control Agreement, between BWAY Corporation and Jean-Pierre Ergas, dated August 30, 2001 *
10.46	Amendment No. 1 to Change in Control Agreement, between BWAY Corporation and Jean-Pierre Ergas effective January 1, 2002 *
10.47	Amendment No. 1 to Employment Agreement by and between BWAY Corporation and Jean-Pierre M. Ergas effective January 1, 2002 *
21.1	Subsidiaries of the Company
23.1	Consents of Experts and Counsel

---

* Management contract or compensatory plan or arrangement.

** Confidential treatment requested.

(1) Incorporated by reference to the Company's Registration Statement on Form S-1 (File No. 33-91114).

(2) Incorporated by reference to the Company's Form 10-K for the fiscal year ending October 1, 1995 (File No. 0-26178).

(3) Incorporated by reference to the Company's Form 10-Q for the period ending March 31, 1996 (File No. 0-26178).

(4) Incorporated by reference to the Company's Form 10-Q for the period ending June 30, 1996 (File No. 0-26178).

(5) Incorporated by reference to the Company's Current Report on Form 8-K filed on November 12, 1996 (File No. 0-26178).

(6) Incorporated by reference to the Company's Registration Statement on Form S-4 (File No. 333-26013).

(7) Incorporated by reference to the Company's Registration Statement on Form S-8 (File No. 333-39225).

(8) Incorporated by reference to the Company's Form 10-K for the fiscal year ending September 29, 1996 (File No. 0-26178).

(9) Incorporated by reference to the Company's Form 10-Q for the period ending December 28, 1997 (File No. 0-26178).

(10) Incorporated by reference to the Company's Form 10-Q for the period ending March 29, 1998 (File No. 0-26178).

(11) Incorporated by reference to the Company's Form 10-K for the fiscal year ending September 28, 1997 (File No. 0-26178).

(12) Incorporated by reference to the Company's Current Report on Form 8-K filed on November 9, 1998 (File No. 0-26178).

(13) Incorporated by reference to the Company's Form 10-Q for the period ending July 4, 1999 (File No. 0-26178).

(14) Incorporated by reference to the Company's Form 10-K for the fiscal year ending October 3, 1999 (File No. 0-26178).

(15) Incorporated by reference to the Company's Form 10-Q for the period ending April 2, 2000 (File No. 0-26178).

(16) Incorporated by reference to the Company's Form 10-Q for the period ending July 2, 2000 (File No. 0-26178).

(17) Incorporated by reference to the Company's Form 10-Q for the period ending July 1, 2001 (File No. 0-26178).



Products
Annual Report

"F" STYLE OBLONG CANS ◦ COFFEE and SPECIALTY TOP FOOD CANS ◦ AEROSOL CANS ◦ STEEL PAILS
PAINT STYLE CANS ◦ MONOTOP UTILITY CANS ◦ POUR TOP CANS

Designed and Produced by Executive Annual Reports / Marietta, Georgia

B-way Corporation

8607 Roberts Drive
Atlanta, GA 30350
Phone: 770.645.4800
Fax: 770.587.0186